

11007929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission file number: 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2010 and 2009, supplemental schedules for the year ended December 31, 2010, and Report of Independent Registered Public Accounting Firm.

Exhibits
23.1 Consent of Plante & Moran, PLLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: 6-24-11

BY: [signature]
Mike Personke
Global Benefits Director and Member,
Benefits Governance Finance Committee

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of and for the Years Ended December 31, 2010 and 2009, Supplemental Schedules as of and for the Year Ended December 31, 2010, and Report of Independent Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3
Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	4–17
SUPPLEMENTAL SCHEDULE —	18
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	19-22

Report of Independent Registered Public Accounting Firm

The Dow Chemical Company
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2010 and 2009 and the changes in net assets for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Clinton Township, Michigan
June 21, 2011

Plante & Moran, PLLC

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009

	Allocated Participant Directed 2010	Unallocated Non-participant Directed 2010	Total 2010	Allocated Participant Directed 2009	Unallocated Non-participant Directed 2009	Total 2009
ASSETS:						
Investments — at fair value (Notes 3 and 4)	$ 7,229,990,083	$ 1,078,515,756	$ 8,308,505,839	$ 6,564,725,146	$ 952,917,360	$ 7,517,642,506
Receivables — interest, dividends, and other	8,923,305	4,742,786	13,666,091	10,110,183	5,170,933	15,281,116
Receivables — participant notes	124,260,305	-	124,260,305	123,136,142	-	123,136,142
TOTAL ASSETS	7,363,173,693	1,083,258,542	8,446,432,235	6,697,971,471	958,088,293	7,656,059,764
LIABILITIES:						
LESOP Loan Payables (Note 5)	-	119,299,460	119,299,460	-	126,856,149	126,856,149
Other Payables	9,567,545	5,762,981	15,330,526	10,387,541	6,797,952	17,185,493
TOTAL LIABILITIES	9,567,545	125,062,441	134,629,986	10,387,541	133,654,101	144,041,642
NET ASSETS AVAILABLE FOR BENEFITS REFLECTING ALL INVESTMENTS AT FAIR VALUE	7,353,606,148	958,196,101	8,311,802,249	6,687,583,930	824,434,192	7,512,018,122
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(95,368,200)	-	(95,368,200)	(64,545,740)	-	(64,545,740)
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,258,237,948	$ 958,196,101	$ 8,216,434,049	$ 6,623,038,190	$ 824,434,192	$ 7,447,472,382

See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2010

	Allocated Participant Directed	Unallocated Non-Participant Directed	Total
ADDITIONS:			
Investment income:			
Net appreciation in fair value of investments (Note 3)	$ 805,914,035	$ 207,592,690	$ 1,013,506,725
Interest and dividends	75,173,224	19,543,655	94,716,879
Net investment income	881,087,259	227,136,345	1,108,223,604
Contributions:			
Employer	-	31,276	31,276
Employee	205,004,733	-	205,004,733
Total contributions	205,004,733	31,276	205,036,009
Interest on participant notes receivable	5,615,086	-	5,615,086
Allocation of 2,873,319 shares of common stock of the Dow Chemical Company, at market	80,960,401	-	80,960,401
Total additions	1,172,667,479	227,167,621	1,394,220,014
DEDUCTIONS:			
Distributions and withdrawals	535,591,868	-	535,591,868
Administrative expenses	1,141,704	-	1,141,704
Interest expense	-	12,445,311	12,445,311
Allocation of 2,873,319 shares of common stock of the Dow Chemical Company, at market	-	80,960,401	80,960,401
Total deductions	536,733,572	93,405,712	630,139,284
TRANSFERS:			
Transfers In	1,473,709	61,499	1,535,208
Transfers Out	2,207,858	61,499	2,269,357
Total transfers	(734,149)	-	(734,149)
NET INCREASE	635,199,758	133,761,909	768,961,667
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE			
Beginning of year	6,623,038,190	824,434,192	7,447,472,382
End of year	$ 7,258,237,948	$ 958,196,101	$ 8,216,434,049

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Dow Chemical Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions.

General — The Plan is a defined contribution plan consisting of (1) a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended ("Code") and (2) an employee stock ownership plan ("LESOP") which is intended to qualify as a stock bonus plan under Sections 401(a) and 4975(e)(7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the "Company" or "Dow"), or of certain of the Company's subsidiaries.

Effective April 1, 2009, The Dow Chemical Company acquired the Rohm and Haas Company. As a result, the Rohm and Haas Company Employee Stock Ownership and Savings Plan was merged into The Dow Chemical Company Employees' Savings Plan during 2009 (see Note 5).

Employee Contributions — Plan participants generally may elect to contribute from 1% to 40% of their compensation, depending on the participant's base pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of base pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $16,500 in 2010. Participants who attained age 50 before the end of the plan year were eligible to make additional catch-up contributions in the amount of $5,500 in 2010. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Effective January 1, 2008, employees not electing to enroll or declining enrollment (within 60 days of being hired) are automatically enrolled to contribute 3% of their annual base pay to the Plan. The automatic contributions will increase by 1% each year effective April 1 until the contribution rate reaches 6%, unless the employee designates otherwise. The contributions default to the applicable BGI Lifepath Fund based on the employee's date of birth unless otherwise designated by the employee.

Company Contributions —The Company's matching contribution provides a 100% match on the first 2% of annual base pay deferrals and a 50% match of the next 4% of annual base pay deferrals. All legacy Rohm and Haas Company employees' Company matching contribution are calculated as 100% of the first 3% of annual base pay deferrals and a 50% match of the next 3% of annual base deferrals. The Company's matching contribution is made in the form of Company stock from the LESOP. Employees may divest their Dow stock at any time and elect one of the other investment options available to them under the Plan.

In accordance with the provisions of the Plan, the Plan is required to release shares in proportion to the principal and interest paid on the LESOP loan as a percentage of beginning of year outstanding principal and interest. The shares released from unallocated LESOP shares are allocated to participants to satisfy the Company's matching requirements. Except as otherwise provided by the Plan, if the required contributions are less than the value of shares released, the difference is allocated to participants as a "windfall" contribution. For the year ended December 31, 2010, windfall shares amounted to 845,790 with a market value of $28,875,271. These windfall shares were allocated to the participants in April 2011.

If the required Company matching contributions under the provisions of the Plan are greater than the value of the shares released, the Company is required to make an additional contribution to cover the shortfall. No such Company contributions were made for the year ended December 31, 2010.

Dividends — Participants invested in The Dow Chemical Company common stock funds may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Account Valuation — Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results (which are allocated on a prorata basis), less expenses and withdrawals.

Vesting — Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company contributions, and investment earnings.

Benefits Distribution — Benefits are generally distributable upon termination of employment as a lump-sum payment or partial withdrawal or may be deferred until minimum distributions are required by law. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligible service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service (IRS) regulations), participants may withdraw up to 100% of their employee contributions account balance.

Participant Notes Receivable — Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum note receivable of $1,000. Participant notes receivable are limited to the smaller of:

- 50% of the total account balance or
- $50,000 less the highest outstanding participant note receivable balance in the preceding 12 months.

Note receivable repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for participant note receivable for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the note receivable. This rate is equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on notes receivable outstanding at December 31, 2010 and 2009 was 3.25% to 11.5%.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Administration — Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan are held by Fidelity Management Trust Company ("Fidelity"), who acts as independent trustee, custodian, and recordkeeper for all the investments in the Plan. Fidelity manages certain Plan investments. All transactions with Fidelity qualify as party-in-interest transactions.

Amendment or Termination — The Plan does not have an expiration date. The Company's Board of Directors, or its delegate, however, may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income is recorded when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Temporary Investments — Temporary investments are investments in short-term money market funds in the respective investment funds.

Investment Valuation and Income Recognition — Investments in the Plan consisting of common stock of the Company, mutual funds, futures and options derivative contracts, and common stock are stated at fair value based upon the quoted market value of such securities at year end. The investments in common/collective trusts are valued at net asset value per share (or its equivalent) of the fund, based on the fair market values of the underlying assets. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Due to their short-term nature and liquidity, temporary investments are stated at outstanding balance, which approximates fair value. Fixed income securities and To Be Announced derivative contracts are valued using quoted market price and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models, and other pricing models. These models are primarily industry standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. Wrap contracts are valued based on the rebid price.

Investments of the Interest Income Fund ("Fund") included in the Plan consist of traditional Guaranteed Investment Contracts ("GICs") and Synthetic Guaranteed Investment Contracts ("Synthetic GICs"). Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. In addition to holding certain assets, Synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as "benefit responsiveness." Synthetic GICs may be issued by banks, insurance companies, and other financial institutions. The Synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the contracts provide that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transaction under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value, is probable.

GICs and Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market value of the Plan's assets, which were covered by the contract , is below the contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the Synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates. The difference between the Fund's contract value and the related market value of underlying Fund investments is represented on the Plan's statements of net assets available for benefits as the "adjustments from fair value to contract value for fully benefit-responsive investment contracts."

All of the Plan's Synthetic GICs are considered to be fully benefit-responsive and are therefore recorded at contract value in accordance with the accounting standards. The average yield for the Plan's Synthetic GICs was approximately 2.2% and 2.9% as of December 31, 2010 and 2009, respectively. The crediting interest rate was approximately 3.9% and 4.4% at December 31, 2010 and 2009, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Derivative Instruments — In order to manage interest rate exposures, managers are allowed to enter into derivative contracts. These derivative contracts consist of future contracts, including future option contracts, and To Be Announced Contracts ("TBA"). A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specific grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. A TBA is when a mortgage backed security issued by Freddie Mac, Fannie Mae and Ginnie Mae is purchased but the actual security is not assigned until 48 hours prior to trade settlement date. The plan investment policies specifically prohibit the use of derivatives for speculative purposes.

The net assets of the Plan reflect the fair value of the derivative instruments in a loss position as an offset against the fair value of derivative instruments in a gain position. Any gains or losses recognized on derivatives are recognized in current year investment income. The estimated fair values of derivative instruments at December 31, 2010 and 2009 are as follows:

Interest rate instruments:	**2010**	**2009**
Assets	$ 167,291,624	$ 14,902,974
Liabilities	166,499,237	64,979,318

Asset and liability derivatives are included in investments on the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2010, the amounts of gain or loss recognized as investment income on the Statement of Changes in Net Assets Available for Benefits attributable to derivative instruments are as follows:

Interest rate instruments:	
Futures	$ 960,057
Future Options	580,185
TBA	(34,926)
	$ 1,505,316

The Plan is not invested in any over-the-counter derivatives. All securities are settled through organized exchanges.

During 2010 and 2009, the derivatives investments were primarily futures contracts and TBAs. The notional amount represents the contract amount, not the amount at risk. The absolute notional amount of interest rate instruments was $173 million and $215 million at December 31, 2010 and 2009, respectively.

Benefits Payable — Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2010 and 2009 were insignificant.

Federal Income Tax Status — The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 2006 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. On January 28, 2009, the Company submitted an application for a new determination letter for the Plan in accordance with the IRS Cycle C filing procedures.

Risks and Uncertainties — The Plan invests in various investment instruments. At December 31, 2010, the Plan did have concentration of risk of the following:

- United States equity markets through various investments in mutual and pooled funds (excluding target date funds);
- Interest rate and credit risk through investments in the Interest Income Fund; and
- Dow Chemical credit risk through Dow stock investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — During 2010, the Plan adopted the provisions of a new accounting standard which requires that defined contribution plans classify participant loans as participant notes receivable rather than as investments as was previously required. This standard was adopted retroactively and, as a result, the December 31, 2009 participant loans have been reclassified from investments to participant notes receivable. The adoptions of this standard had no impact on the Plan's net assets or change in net assets.

3. INVESTMENTS

The Plan's significant investments as of December 31, 2010 and 2009 are as follows:

	2010	2009
Dow Chemical Company Stock - at fair value:		
(1) Dow Stock	$ 820,500,583	$ 788,537,405
(2) LESOP Allocated	490,062,801	394,111,999
(3) LESOP Unallocated	1,078,514,862	952,247,614
Vanguard Index Equity Fund - at fair value	529,456,257	505,938,638
GICs (Synthetic & Traditional):		
IGT INVESCO ShrtTrm Bond - at contract value	905,111,630	893,482,948

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Dow Chemical Company Stock:	
(1) Dow Stock	$ 171,936,361
(2) LESOP Allocated	95,608,028
(3) LESOP Unallocated	206,803,024
Common/collective trusts	216,741,400
Mutual funds	235,806,529
Common stock	6,747,926
GICs (Synthetic & Traditional):	
Fixed Income Securities	44,333,790
Common/collective trusts	35,395,165
Wrap Contracts	214,580
Other	(80,078)
Net appreciation in fair value of investments	$ 1,013,506,725

(1) Represents a party-in-interest to the Plan.
(2) Participant directed and represents a party-in-interest to the Plan.
(3) Non-participant directed and represents a party-in-interest to the Plan.

The Plan's investment in The Dow Chemical Company LESOP, at December 31, 2010 and 2009, is presented in the following table:

	2010				2009			
	Allocated		**Unallocated**		**Allocated**		**Unallocated**	
Number of Shares		14,354,505		31,590,945		14,263,916		34,464,264
Cost	$	87,887,228	$	475,971,477	$	95,293,822	$	518,562,523
Fair Value	$	490,062,801	$	1,078,514,862	$	384,111,999	$	952,247,614

4. FAIR VALUE

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value. The following tables summarize the basis used to measure certain assets at fair value on a recurring basis.

For investments classified as Level 1 (measured using quoted prices in active markets), the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 (measured using significant other observable inputs), the Level 1 process is utilized where available (primarily for some debt securities). If the Level 1 process is not available, the underlying assets are valued based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well established and recognized vendors of market data and placed through tolerance/quality checks.

For investments classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 investments. As a result, the unrealized gains and losses for these investments presented in the table below may include changes in fair value that were attributable to both observable and unobservable inputs.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Level 1	Level 2	Level 3	Total
Dow Chemical Company Stock:				
Dow Stock	$ 820,500,583	$ -	$ -	$ 820,500,583
LESOP (Allocated Shares)	490,062,801	-	-	490,062,801
LESOP (Unallocated Shares)	1,078,514,862	-	-	1,078,514,862
Common Stock	49,994,505	-	-	49,994,505
Mutual funds:				
Equities	1,700,050,171	-	-	1,700,050,171
Fixed Income	470,922,113	-	-	470,922,113
Balanced Investments	19,597,255	-	-	19,597,255
Common/collective trusts:				
Equities (1)	-	941,875,634	-	941,875,634
Fixed Income (2)	-	54,190,581	-	54,190,581
Retirement Age Investments (3)	-	563,815,436	-	563,815,436
Temporary investments	-	26,108,771	-	26,108,771
GIC (Synthetic & Traditional)				
Derivative Contracts	812,848	(20,461)	-	792,387
Fixed Income Securities:				
Corporate	-	426,469,282	-	426,469,282
US Government	-	510,279,810	-	510,279,810
Other	-	23,366,929	-	23,366,929
Common/collective trusts:				
Fixed Income (2)	-	946,556,945	-	946,556,945
Guaranteed Investment Contracts	-	5,797,763	-	5,797,763
Temporary Investments		178,705,650	-	178,705,650
Wrap Contracts	-	-	904,361	904,361
Total assets at fair value	$ 4,630,455,138	$ 3,677,146,340	$ 904,361	$ 8,308,505,839

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Level 1	Level 2	Level 3	Total
Dow Chemical Company Stock:				
Dow Stock	$ 788,537,405	$ -	$ -	$ 788,537,405
LESOP (Allocated Shares)	394,111,999	-	-	394,111,999
LESOP (Unallocated Shares)	952,247,614	-	-	952,247,614
Common Stock	48,849,643	-	-	48,849,643
Mutual funds:				
Equities	1,568,092,769	-	-	1,568,092,769
Fixed Income	413,773,838	-	-	413,773,838
Balanced Investments	13,775,000	-	-	13,775,000
Common/collective trusts:				
Equities (1)	-	797,363,695	-	797,363,695
Fixed Income (2)	-	60,594,370	-	60,594,370
Retirement Age Investments (3)	-	493,538,508	-	493,538,508
Temporary investments	-	20,510,254	-	20,510,254
GIC (Synthetic & Traditional)				
Derivative Contracts	567,920	(50,644,266)	-	(50,076,346)
Preferred Stock	269,027	-	-	269,027
Fixed Income Securities:				
Corporate	-	411,583,341	-	411,583,341
US Government	-	508,054,351	-	508,054,351
Other	-	24,047,424	-	24,047,424
Common/collective trusts:				
Fixed Income (2)	-	922,706,744	-	922,706,744
Guaranteed Investment Contracts	-	20,818,280	-	20,818,280
Temporary Investments	63,189,545	64,965,264	-	128,154,809
Wrap Contracts	-	-	689,781	689,781
Total assets at fair value	$ 4,243,414,760	$ 3,273,537,965	$ 689,781	$ 7,517,642,506

(1) This class represents investments in actively managed common collective trusts that invest primarily in equity securities which may include common stocks, options and futures.

(2) This class represents investments in actively managed common collective trusts that invest in a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

(3) This class represents investments in actively common collective trusts with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, real estate, interest rate swaps, options and futures.

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2010 are as follows:

	Synthetic GIC Wrap Contract
Balance as of January 1, 2010	$ 689,781
Unrealized Gain/(Loss) - Net	214,580
Balance as of December 31, 2010	$ 904,361

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2010 and 2009.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, participant notes receivable, LESOP loan payables, and accrued liabilities and payables. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the investments or the use of interest rates that approximate market rates of similar maturity dates, terms, and nonperformance risks.

5. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND LOANS PAYABLE

Effective December 27, 2001, the Union Carbide Corporation ("UCC") Plan Merger Date, the Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "UCC Savings Plan") was merged into the Plan. The UCC Savings Plan consisted of two components: a profit sharing plan with a cash or deferred feature and an employee stock ownership plan under Section 4975(e)(7) of the Code (the "UCC ESOP"). The Plan, subsequent to the merger with the UCC Savings Plan, consisted of a profit sharing plan with a cash or deferred feature which was intended to qualify under Section 401(a) and 401(k) of the Code, and an employee stock ownership plan (the "ESOP") which was intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code, and consisted of two components: (i) the assets of the combined Dow and UCC ESOPs (referred to as the "LESOP"), and (ii) such assets of the Plan as are invested in the Dow Stock Fund from time to time. As a result of the merger of the Plan and the UCC Savings Plan, the Dow ESOP and the UCC ESOP were combined into a single employee stock ownership plan or LESOP. In addition, effective upon the UCC Plan Merger Date, the Dow Stock Fund, which was previously a part of the nonESOP portion of the plan and the "Company Stock Fund" under the nonESOP portion of the UCC Savings Plan immediately prior to the UCC Plan Merger Date, were combined and converted to an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. Prior to the UCC Plan Merger Date, on November 16, 1990, UCC loaned the UCC ESOP $325,000,000 at 10% per annum with a maturity date of December 31, 2005. The loan was used to purchase shares of UCC convertible preferred stock. Conversion of the preferred shares to common shares in 1992, together with a restructuring and special stock dividend associated with the spin-off of Praxair, resulted in a share repurchase and $201,000,000 principal repayment of the UCC ESOP loan. UCC ESOP shares were converted into shares of Dow stock on February 6, 2001. On December 27, 2001, the ESOP note for the acquisition of the UCC ESOP shares was restructured with a new maturity date of December 31, 2023. In 2006, the remaining balance on the restructured ESOP note was paid.

Effective April 1, 2009, pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") with the Rohm and Haas Company and Ramses Acquisition Corp. ("ROH"), a direct, wholly owned subsidiary of The Dow Chemical Company (the "Merger Subsidiary"), The Dow Chemical Company acquired the Rohm and Haas Company. Pursuant to the Merger Agreement, each outstanding share of Rohm and Haas common stock held by the Rohm and Haas Company Employee Stock Ownership and Savings Plan (the "ROH Plan") was converted into the right to receive an amount in cash determined under the Merger Agreement (the "Merger Consideration"). Effective April 1, 2009, the "ROH Plan Merger Date", the ROH Plan was merged into the Plan.

The ROH Plan consisted of two components: a profit-sharing plan with a cash or deferred feature and an employee stock ownership plan under Section 4975(e)(7) of the Code (the "ROH ESOP"). The ROH ESOP included a suspense account ("Suspense Account") in which shares purchased with a loan (described in Code Section 4975(e)(7)) (the "ROH Exempt Loan") to the ROH Plan were held. Shares released from the Suspense Account in the ROH ESOP and allocated to participant accounts were held under an "ESOP Stock Fund," as defined in the ROH Plan (referred to herein as the "ROH ESOP Stock Fund"). In addition, the non-ESOP portion of the ROH Plan included a "Company Stock Fund," as defined in the ROH Plan, that consisted primarily of common stock of the Rohm and Haas Company (referred to herein as the "ROH Non-ESOP Stock Fund") to which participants could direct the investment of certain funds. Immediately prior to the ROH Plan Merger Date, the ROH Plan was funded by a trust maintained with the Vanguard Fiduciary Trust Company ("Vanguard"). Immediately prior to the ROH Plan Merger Date, the Plan was funded by a trust with Fidelity Management Trust Company ("Fidelity"). Effective upon the merger of the ROH Plan into the Plan, the merged Plan was funded by two trusts, the trust maintained with Vanguard and the trust maintained with Fidelity. The Vanguard trust was merged with the Fidelity trust on or about June 2009. Under the terms of the Plan, amounts attributable to the Merger Consideration received pursuant to the Merger Agreement in exchange for shares of Rohm and Haas Company stock that were held in the Suspense Account from the ROH Plan were reinvested in shares of Common Stock of The Dow Chemical Company ("Company Stock"). Merger Consideration received in exchange for the shares held under the ROH ESOP Stock Fund and the ROH non-ESOP Stock Fund of the ROH Plan was reinvested, generally pursuant to participant direction, in accordance with the provisions of Supplement I of the Plan. The total amount transferred into the Plan from the ROH Plan was approximately $2 billion.

The Plan, subsequent to the merger with the ROH Plan, consists of a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and an employee stock ownership plan (the "ESOP") that is intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of (i) a leveraged employee stock ownership plan or LESOP, and (ii) the Dow Company Stock Fund. The LESOP includes (i) the assets of the Suspense Account from the ROH Plan, and (ii) a LESOP Stock Fund which (A) shall consist of shares of Dow Common Stock acquired with the proceeds of Exempt Loans, and allocated to participant accounts, and (B) shall provide for such subaccounts as described in the definition of "LESOP Account" in Section 1.3 in the Plan and as further necessary. As under the Plan prior to the ROH Plan Merger Date, the portion of the Plan invested in the Dow Stock Fund, as adjusted thereafter to reflect (i) new contributions that are initially invested in the Dow Stock Fund, as well as (ii) subsequent fund transfers into that fund, and (iii) any distributions or withdrawals from, transfers out of, and gains, losses, earnings, or expenses of that fund shall constitute part of the employee stock ownership plan under Section 4975(e)(7) of the Code.

Prior to the ROH Plan Merger Date, Rohm and Haas established the externally leveraged ESOP on February 15, 1990. On that date, the Rohm and Haas ESOP Trust (ROH ESOP Trust) entered into a $185 million, 30-year note with Citibank. The 30-year note carried interest at the London Inter-Bank Offering Rate (LIBOR) plus 1/8%. The ROH ESOP Trust used the proceeds of the loan from Citibank to purchase 6.3 million (18.9 million adjusted for the 3-for-1 stock split) shares of treasury stock from Rohm and Haas. On March 5, 1990, Rohm and Haas Holdings, Ltd. (a consolidated subsidiary of Rohm and Haas) filed a Form S-3 with the Securities and Exchange Commission (SEC) to register $150 million in debt securities, the proceeds of which were to be loaned to the ROH ESOP Trust. On April 15, 1990, Rohm and Haas Holdings, Ltd. issued $150 million in 9.80% Amortizing Debentures due April 15, 2020.

The proceeds from the issuance of the 9.80% Amortizing Debentures and $35 million of additional funds from Rohm and Haas Holdings, Ltd. were loaned to the ROH ESOP Trust, enabling the ROH ESOP Trust to refinance the $185 million initial note from Citibank. The loan between Rohm and Haas Holdings, Ltd. and the ROH ESOP Trust bears interest at 10.03%.

The Plan uses dividends paid on allocated and unallocated shares of Company common stock to make the scheduled quarterly principal and interest payments. Dividends paid on allocated shares are replaced by the release of additional shares to the participant accounts. The Company is required to make a cash contribution to fund any quarterly shortages in Company common stock dividends paid as compared to required principal and interest payments. There was no Company cash contribution for the year ended December 31, 2010. The Company declared common stock dividends of $0.60 per share during 2010.

Interest expense for the year ended December 31, 2010 is $12,445,311. The minimum principal payments on this loan to maturity are as follows:

2011	$	8,343,612
2012		9,212,484
2013		10,171,834
2014		11,231,088
2015		12,400,648
Thereafter		67,939,794
	$	119,299,460

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009:

		2010		2009
Net assets available for benefits per the financial statements	$	8,216,434,049	$	7,447,472,382
Adjustment from contract value to fair value for fully benefit-responsive synthetic gauranteed investment contracts		95,218,575		64,014,742
Net assets available for benefits per Form 5500	$	8,311,652,624	$	7,511,487,124

For the year ended December 31, 2010, the following is a reconciliation of net investment income per the financial statements to Form 5500:

Net investment gain per the financial statements	$	1,013,506,725
Adjustment for participant notes receivable interest		5,615,086
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts		31,203,833
Net investment gain per Form 5500	$	1,050,325,644

******

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—D
AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	The Dow Chemical Company:			
	Dow Stock	Dow Stock	**	$ 820,500,583
	LESOP	Allocated LESOP - Dow Stock	**	490,062,801
	LESOP	Unallocated LESOP - Dow Stock	$ 475,971,477	1,078,514,862
	Praxair Stock	Common Stock	**	40,269,819
	Vanguard Index Equity Fund	Common/Collective Trust	**	529,456,257
	T. Rowe Price US Treasury Fund	Common/Collective Trust	**	54,190,581
	PIM Total Return Inst	Mutual Fund	**	180,731,890
	TRP Mid Cap Growth	Mutual Fund	**	170,701,894
	NB Genesis Inst CL	Mutual Fund	**	187,683,319
	TRP High Yield	Mutual Fund	**	80,774,818
	BTC Lifepath 2050	Common/Collective Trust	**	6,591,584
	BTC Lifepath Ret	Common/Collective Trust	**	75,454,476
	BTC Lifepath 2020	Common/Collective Trust	**	132,770,204
	BTC Lifepath 2025	Common/Collective Trust	**	101,640,417
	BTC Lifepath 2030	Common/Collective Trust	**	83,131,936
	BTC Lifepath 2035	Common/Collective Trust	**	36,743,468
	BTC Lifepath 2040	Common/Collective Trust	**	24,374,255
	BTC Lifepath 2045	Common/Collective Trust	**	19,397,288
	BTC Lifepath 2015	Common/Collective Trust	**	83,711,808
	American Century Real Est Is	Mutual Fund	**	53,643,718
	Vang Tot BD Mkt Inst	Mutual Fund	**	96,067,786
	Vang Global Equity	Mutual Fund	**	63,770,572
	Vang Dev Mkts ADM	Mutual Fund	**	102,745,773
	Vang Convertible Sec	Mutual Fund	**	19,597,255
	Vang Selected Value	Mutual Fund	**	64,222,567
	Vang LT Treasury ADM	Mutual Fund	**	29,730,285
	Vang Windsor II ADM	Mutual Fund	**	139,056,291
	Vang Ext Mkt Idx Ins	Mutual Fund	**	113,878,594
	PIM Real Ret Inst	Mutual Fund	**	61,592,624
	PIM Com Real Ret I	Mutual Fund	**	22,024,710
	Lilly Pre 91 Stock	Common Stock	**	3,858,920
	Lilly Post 90 Stock	Common Stock	**	5,865,766
	Growth Equity:			
	BGI Russel 2000 Index Fund	Common/Collective Trust	**	204,348,417
	Forward			5,177,105,538

* Represents a party-in-interest to the Plan.
** Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
INCLUDING APPENDICES A—D
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
	Forward			$ 5,177,105,538
	US Large Cap Blend:			
	Wellington CIF II Growth S2	Common/Collective Trust	**	20,543,620
	Berstein US Strategic Value Fund	Common/Collective Trust	**	20,678,789
	Wellington CIF II Core Values S2	Common/Collective Trust	**	20,781,924
	T. Rowe Price Structured Research Common Trust Fund	Common/Collective Trust	**	20,608,688
	TCW Select Equity Fund Class I	Mutual Fund	**	20,670,992
	Emerging Markets IDX:			
	Emerging Markets Non-Lend	Common/Collective Trust	**	125,457,940
*	Fidelity Contrafund	Mutual Fund	**	228,370,487
*	Fidelity Growth Co	Mutual Fund	**	193,571,788
*	Fidelity Low Pr Stock	Mutual Fund	**	173,027,784
*	Fidelity Divers International	Mutual Fund	**	188,706,392
	Interest Bearing Cash	Temporary Investments	**	26,108,771
*	Fidelity Short Term Investment Fund	Temporary Investments	**	89,058,217
*	Participant Notes Receivable	Interest recorded at prime rate (3.25% - 11.5%) and maturities up to 60 months	**	124,260,305
	Total			$ 6,428,951,235

* Represents a party-in-interest to the Plan.
** Cost information not required

(Continued)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	Monumental Life Insurance Company:				
	#SV04776Q	Ins Co General Account Maturity Date 8/01/2011	**	$	5,648,138
	UBS AG:				
	#3065 (see underlying assets at Appendix A)	NISA, PIMCO; evergreen; Synthetic GIC	**	$	237,892,823
	UBS AG Wrapper Contract		**	$	-
	Bank of America:				
	#08-019	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	56,678,391
	Bank of America Wrapper Contract		**	$	66,483
	ING Life:				
	#60031	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	246,491,605
	ING Life Wrapper Contract		**	$	-
	#60090 (see underlying assets at Appendix B)	Various Securities, maturity dates, and asset types	**	$	3,125,954
	ING Life Wrapper Contract		**	$	-
	Pacific Life:				
	G-26108 annuity (see underlying assets at Appendix C)	PacLife/WAM; evergreen; Synthetic GIC	**	$	145,893,799
	Pacific Life Wrapper Contract		**	$	542,852
	JPMorgan Chase Bank:				
	#433823 (see underlying assets at Appendix A)	NISA, PIMCO; evergreen; Synthetic GIC	**	$	273,704,646
	JPMorgan Chase Bank Wrapper Contract		**	$	-
	#ARHAAS01	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	261,229,065
	JPMorgan Chase Bank Wrapper Contract		**	$	-

** Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	Monumental Life Insurance Company:				
	BDA00168TR-A (see underlying assets at Appendix D)	Wellington Dow; evergreen; Synthetic GIC	**	$	150,144,089
	Monumental Life Insurance Company Wrapper Contract		**	$	295,026
	NATIXIS				
	WR1095-01	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	88,916,684
	NATIXIS Wrapper Contract		**	$	-
	Prudential Insurance				
	GA-62233 (see underlying assets at Appendix E)	Jennison; evergreen; Synthetic GIC	**	$	239,794,529
	Prudential Insurance Wrapper Contract		**	$	-
	State Street Bank & Trust:				
	#102069	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	293,241,200
	State Street Bank & Trust Wrapper Contract		**	$	-
	Total guaranteed investment contracts			$	2,003,665,284
	Total			$	8,432,616,519

** Cost information not required

(Concluded)

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 AND UBS AG #3065
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ALCOA INC	5.720% 02/23/2019 DD 02/23/07	140,000	142,009	141,987
	ALLY FINANCIAL INC	1.750% 10/30/2012 DD 10/30/09	5,230,000	5,284,646	5,322,623
	ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	945,000	1,167,992	1,233,263
	AMEREN CORP	8.875% 05/15/2014 DD 05/15/09	345,000	343,292	388,184
	AMERICAN INTERNATIONAL GROUP I	5.600% 10/18/2016 DD 10/18/06	190,000	192,787	195,738
	AMERICAN INTERNATIONAL GROUP I	5.050% 10/01/2015 DD 04/01/06	695,000	708,275	713,459
	ANADARKO PETROLEUM CORP	5.950% 09/15/2016 DD 09/19/06	135,000	122,301	145,029
	ANHEUSER-BUSCH COS INC	5.000% 03/01/2019 DD 03/01/04	340,000	351,750	360,040
	AON CORP	3.500% 09/30/2015 DD 09/10/10	455,000	452,802	455,223
	ARAB REP EGYPT GTD NT	4.450% 09/15/2015 DD 09/27/05	1,930,000	2,111,269	2,115,396
	ARDEN REALTY LP	5.200% 09/01/2011 DD 08/27/04	875,000	875,411	900,113
	ASSURANT INC	5.625% 02/15/2014 DD 02/18/04	375,000	374,576	394,271
	AT&T INC	6.700% 11/15/2013 DD 11/17/08	645,000	643,897	732,830
	AT&T INC	2.500% 08/15/2015 DD 07/30/10	270,000	269,174	269,052
	BAE SYS HLDGS INC GTD NT 144A	5.200% 08/15/2015 DD 07/25/05	305,000	284,083	325,273
	BANK OF AMERICA CORP	7.125% 10/15/2011 DD 10/24/96	375,000	433,092	393,169
	BANK ONE CORP	5.250% 01/30/2013 DD 10/24/02	1,175,000	1,170,543	1,254,924
	BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	135,000	134,583	153,905
	BLACKROCK INC	3.500% 12/10/2014 DD 12/10/09	690,000	689,000	715,544
	CANADA GOVERNMENT INTERNATIONA	2.375% 09/10/2014 DD 09/10/09	1,365,000	1,360,085	1,407,356
	CAPITAL ONE BANK USA NA	8.800% 07/15/2019 DD 06/25/09	780,000	779,704	959,431
	CAPITAL ONE FINANCIAL CORP	7.375% 05/23/2014 DD 05/22/09	180,000	179,120	204,827
	CAROLINA POWER & LIGHT CO	6.500% 07/15/2012 DD 07/30/02	395,000	417,709	427,426
	CELLCO PARTNERSHIP / VERIZON W	8.500% 11/15/2018 DD 05/15/09	435,000	430,367	569,219
	CELLCO PARTNERSHIP / VERIZON W	5.550% 02/01/2014 DD 08/01/09	448,000	445,119	494,014
	CENTERPOINT ENERGY HOUSTON ELE	7.000% 03/01/2014 DD 01/09/09	355,000	354,922	405,712
	CITIGROUP FUNDING INC	1.875% 10/22/2012 DD 09/22/09	1,500,000	1,529,084	1,530,045
	CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	120,000	123,798	124,138
	CITIGROUP INC	5.300% 01/07/2016 DD 12/08/05	425,000	365,543	451,265
	CITIGROUP INC	6.000% 08/15/2017 DD 08/15/07	650,000	601,585	705,055
	CITIGROUP INC	6.375% 08/12/2014 DD 08/12/09	1,090,000	1,149,830	1,204,679
	CLEVELAND ELECTRIC ILLUMINATIN	5.650% 12/15/2013 DD 06/15/04	170,000	168,640	185,893
	CLOROX CO	5.450% 10/15/2012 DD 10/09/07	465,000	464,368	498,717
	CME GROUP INDEX SERVICES LLC	4.400% 03/15/2018 DD 03/18/10	1,040,000	1,037,920	1,046,677
	CNA FINANCIAL CORP	5.875% 08/15/2020 DD 08/10/10	540,000	539,691	537,662
	COCA-COLA AMATIL LTD	3.250% 11/02/2014 DD 11/02/09	425,000	450,585	431,855
	COMCAST CORP	4.950% 06/15/2016 DD 06/09/05	395,000	425,040	425,577
	COMCAST CORP	6.500% 01/15/2017 DD 07/14/06	885,000	986,402	1,020,201
	COMMONWEALTH REIT	5.750% 11/01/2015 DD 10/31/05	820,000	817,612	853,817
	CONOCOPHILLIPS	4.750% 10/15/2012 DD 10/09/02	20,000	21,141	21,418
	CONSUMERS ENERGY CO	5.000% 03/15/2015 DD 12/13/04	195,000	194,674	209,609
	DIRECTV HOLDINGS LLC	5.200% 03/15/2020 DD 03/11/10	275,000	269,885	285,087
	DIRECTV HOLDINGS LLC / DIRECTV	7.625% 05/15/2016 DD 05/14/08	395,000	435,981	437,956
	EI DU PONT DE NEMOURS & CO	3.625% 01/15/2021 DD 09/23/10	365,000	364,485	352,908
	EI DU PONT DE NEMOURS & CO	5.000% 01/15/2013 DD 12/03/07	76,000	75,978	81,629
	EKSPORTFINANS ASA	5.500% 06/26/2017 DD 06/26/07	405,000	466,220	454,552
	EKSPORTFINANS ASA	3.000% 11/17/2014 DD 11/17/09	780,000	817,487	804,905
	EMBARQ CORP	7.082% 06/01/2016 DD 05/17/06	180,000	186,275	199,064
	ENERGY TRANSFER PARTNERS LP	6.125% 02/15/2017 DD 10/23/06	425,000	424,626	467,194
	ENTERGY ARKANSAS INC	5.400% 08/01/2013 DD 07/17/08	635,000	634,956	692,283
	ENTERGY ARKANSAS NC	3.750% 02/15/2021 DD 11/12/10	290,000	289,916	279,258
	ENTERGY TEXAS INC	7.125% 02/01/2019 DD 01/30/09	60,000	59,552	69,884
	EOG RESOURCES INC	4.100% 02/01/2021 DD 11/23/10	445,000	443,113	437,666
	EXPORT-IMPORT BANK OF KOREA	5.875% 01/14/20155 DD 07/14/09	760,000	755,638	823,027
	EXPRESS SCRIPTS INC	6.250% 06/15/2014 DD 06/09/09	585,000	613,958	654,007
	FEDERAL HOME LN MTG CORP	1.250% 01/26/2012 DD 01/26/10	2,600,000	2,600,442	2,601,144
	FEDERAL HOME LN MTG CORP	5.000% 02/16/2017 DD 01/16/07	5,730,000	6,576,688	6,451,464
	FEDERAL HOME LN MTG CORP	3.750% 03/27/2019 DD 03/27/09	1,090,000	1,150,669	1,128,335
	FEDERAL NATL MTG ASSN	1.000% 09/23/2013 DD 08/06/10	3,710,000	3,713,818	3,704,398
	FHLMC MULTICLASS CTFS 3280 MA	5.500% 05/15/2026 DD 02/01/07	269,636	271,110	272,405
	FHLMC MULTICLASS MTG 3128 BA	5.000% 01/15/2024 DD 03/01/06	15,564	15,439	15,557
	FHLMC MULTICLASS MTG 3317 PA	5.000% 03/15/2022 DD 05/01/07	376,512	380,395	378,956
	FHLMC MULTICLASS MTG 3351 PJ	5.500% 06/15/2022 DD 07/01/07	103,395	105,713	103,375
	FHLMC MULTICLASS MTG K001 A2	VAR RT 04/25/2016 DD 08/01/06	473,697	476,065	526,898
	FINANCEMENT QUEBEC	5.000% 10/25/2012 DD 10/25/02	15,000	14,537	16,010
	FNMA GTD REMIC P/T 01-T11 B	5.503% 09/25/2011 DD 10/01/01	2,470,000	2,577,685	2,542,989
	FNMA GTD REMIC P/T 06-51 PA	5.500% 02/25/2030 DD 05/01/06	660,444	657,634	680,349
	FRANCE TELECOM SA	2.125% 09/16/2015 DD 09/16/10	295,000	293,431	287,165
	GENERAL ELC CAP CORP	2.250% 11/09/2015 DD 11/09/10	620,000	619,535	596,037
	GENERAL ELECTRIC CAPITAL CORP	5.400% 09/20/2013 DD 09/20/07	770,000	756,071	839,808
	GENERAL ELECTRIC CAPITAL CORP	5.625% 09/15/2017 DD 09/24/07	390,000	344,027	427,635
	GENERAL ELECTRIC CAPITAL CORP	6.000% 08/07/2019 DD 08/07/09	235,000	243,850	261,459

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 AND UBS AG #3065
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GENERAL ELECTRIC CAPITAL CORP	2.125% 12/21/2012 DD 05/12/09	3,660,000	3,758,805	3,760,430
	GOLD FIELDS OROGEN HOLDING BVI	4.875% 10/07/2020 DD 10/07/10	990,000	983,040	947,064
	GOLDMAN SACHS GROUP INC/THE	5.350% 01/15/2016 DD 01/17/06	820,000	840,090	881,008
	GOLDMAN SACHS GROUP INC/THE	6.250% 09/01/2017 DD 08/30/07	260,000	257,639	286,923
	GTE CORP	6.840% 04/15/2018 DD 04/15/98	580,000	678,891	657,500
	HARSCO CORP	2.700% 10/15/2015 DD 09/20/10	630,000	629,395	613,941
	HARTFORD FINANCIAL SERVICES GR	5.500% 10/15/2016 DD 10/03/06	510,000	551,228	529,227
	HARTFORD FINANCIAL SERVICES GR	5.500% 03/30/2020 DD 03/23/10	235,000	234,424	238,389
	HERSHEY CO/THE	5.000% 04/01/2013 DD 03/27/08	335,000	333,285	362,725
	HEWLETT-PACKARD CO	5.500% 03/01/2018 DD 03/03/08	475,000	533,705	535,197
	HP ENTERPRISE SERVICES LLC	6.000% 08/01/2013 DD 06/30/03	375,000	401,040	417,990
	IBERDROLA INTERNATIONAL BV	6.750% 06/15/2012 DD 06/14/02	620,000	637,484	662,470
	INTEGRYS ENERGY GROUP	4.170% 11/01/2020 DD 11/15/10	345,000	344,783	329,340
	INTERNATIONAL BUSINESS MACHINE	7.500% 06/15/2013 DD 06/15/93	780,000	884,426	896,727
	INTERNATIONAL BUSINESS MACHINE	2.000% 01/05/2016 DD 12/09/10	270,000	269,131	264,001
	INTERNATIONAL PAPER CO	7.950% 06/15/2018 DD 06/04/08	435,000	500,816	517,633
	JEFFERIES GROUP INC	3.875% 11/09/2015 DD 11/09/10	590,000	589,044	579,911
	JERSEY CENTRAL POWER & LIGHT C	7.350% 02/01/2019 DD 01/27/09	265,000	264,663	313,606
	JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	265,000	263,702	258,812
	JPMORGAN CHASE BANK NA	6.000% 10/01/2017 DD 09/24/07	1,580,000	1,625,075	1,751,525
	KANSAS GAS & ELECTRIC	6.700% 06/15/2019 DD 06/11/09	400,000	404,678	461,152
	KFW	1.250% 10/26/2015 DD 10/26/10	785,000	780,730	750,413
	KOREA REP NT	4.250% 06/01/2013 DD 06/03/03	530,000	560,570	554,958
	KRAFT FOODS INC	6.500% 08/11/2017 DD 08/13/07	605,000	677,051	704,262
	KREDITANSTALT FUER WIEDERAUFBA	4.125% 10/15/2014 DD 10/01/04	2,540,000	2,830,353	2,761,742
	KROGER CO/THE	5.000% 04/15/2013 DD 03/27/08	720,000	735,084	775,692
	LANDWIRTSCHAFTLICHE RENTENBANK	5.250% 07/02/2012 DD 06/13/07	270,000	269,800	287,955
	LORILLARD TOBACCO CO	8.125% 06/23/2019 DD 06/23/09	495,000	544,307	550,801
	MASSMUTUAL GLOBAL FUNDING II	3.625% 07/16/2012 DD 07/02/09	940,000	939,267	974,169
	MERCK & CO INC	2.250% 01/15/2016 DD 12/10/10	800,000	798,072	789,944
	MERCK & CO INC	6.000% 09/15/2017 DD 09/17/07	300,000	352,248	350,577
	MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	405,000	404,652	443,216
	METLIFE INC	4.750% 02/08/2021 DD 08/06/10	620,000	619,845	633,032
	MIDAMERICAN ENERGY HOLDINGS CO	5.750% 04/01/2018 DD 03/28/08	370,000	369,604	416,935
	MORGAN STANLEY	6.625% 04/01/2018 DD 04/01/08	570,000	604,115	618,319
	MORGAN STANLEY	5.375% 10/15/2015 DD 10/21/05	1,740,000	1,810,268	1,827,644
	NABISCO INC	7.550% 06/15/2015 DD 06/15/95	650,000	781,157	766,779
	NASDAQ OMX GROUP INC/THE	4.000% 01/15/2015 DD 01/15/10	595,000	591,966	605,609
	NATIONAL CITY BANK OF INDIANA	4.250% 07/01/2018 DD 06/19/03	250,000	196,238	242,975
	NATIONAL CITY BANK/CLEVELAND O	5.800% 06/07/2017 DD 06/07/07	295,000	303,661	318,217
	NCUA GUARANTEED NOTES C1 APT	2.650% 10/29/2020 DD 11/10/10	2,482,698	2,495,028	2,417,453
	NEVADA POWER CO	6.500% 08/01/2018 DD 07/30/08	305,000	304,003	352,162
	NOVARTIS SECURITIES INVESTMENT	5.125% 02/10/2019 DD 02/10/09	810,000	934,335	895,884
	ONCOR ELECTRIC DELIVERY CO LLC	7.000% 09/01/2022 DD 08/30/02	315,000	398,415	370,021
	ORACLE CORP	5.750% 04/15/2018 DD 04/09/08	265,000	263,847	303,147
	PEPSIAMERICAS INC	4.875% 01/15/2015 DD 01/10/05	305,000	303,072	335,875
	PETROBRAS INTERNATIONAL FINANC	5.750% 01/20/2020 DD 10/30/09	520,000	515,112	539,536
	PHILIP MORRIS INTERNATIONAL IN	5.650% 05/16/2018 DD 05/16/08	240,000	263,410	270,581
	PNC FUNDING CORP	5.625% 02/01/2017 DD 02/08/07	715,000	768,829	764,292
	PROVINCE OF ONTARIO CANADA	1.875% 09/15/2015 DD 09/15/10	550,000	540,084	537,702
	PROVINCE OF QUEBEC CANADA	3.500% 07/29/2020 DD 07/29/10	555,000	552,819	537,273
	PRUDENTIAL FINANCIAL INC	6.100% 06/15/2017 DD 06/19/07	260,000	268,328	287,274
	QUEST DIAGNOSTICS INC/DE	6.400% 07/01/2017 DD 06/22/07	575,000	573,770	629,780
	RALCORP HOLDINGS INC	4.950% 08/15/2020 DD 07/26/10	285,000	284,544	283,906
	RIO TINTO FINANCE USA LTD	6.500% 07/15/2018 DD 06/27/08	540,000	617,619	629,559
	RIO TINTO FINANCE USA LTD	9.000% 05/01/2019 DD 04/17/09	245,000	321,665	329,047
	ROWAN COS INC	7.875% 08/01/2019 DD 07/21/09	235,000	245,438	272,718
	SAFEWAY INC	6.350% 08/15/2017 DD 08/17/07	400,000	461,376	446,676
	SLM CORP	5.375% 05/15/2014 DD 05/05/04	270,000	260,990	271,331
	SOUTHERN CALIF PUB PWR AUTH PW	6.930% 05/15/2017 DD 09/15/97	955,000	1,166,065	1,140,356
	SOUTHERN COPPER CORP	5.375% 04/16/2020 DD 04/16/10	815,000	810,770	826,630
	STATOIL ASA	5.250% 04/15/2019 DD 04/23/09	380,000	398,928	423,278
	SWISS RE SOLUTIONS HOLDING COR	6.450% 03/01/2019 DD 03/01/99	395,000	406,755	421,627
	SYSTEMS 2001-A T CL B 144A	7.156% 12/15/2011 DD 06/19/01	343,971	360,131	357,730
	TELEFONICA EMISIONES SAU	5.877% 07/15/2019 DD 07/06/09	630,000	630,000	643,703
	TELEFONOS DE MEXICO SAB DE CV	5.500% 11/15/2019 DD 05/15/10	560,000	558,505	591,175
	TIME WARNER CABLE INC	6.750% 07/01/2018 DD 06/19/08	580,000	646,990	676,094
	TOTAL CAPITAL SA	2.300% 03/15/2016 DD 09/15/10	1,040,000	1,037,442	1,015,945
	U S TREASURY BOND	08.875% 08/15/2017 DD 08/15/87	1,040,000	1,389,700	1,444,622
	U S TREASURY BOND	8.000% 11/15/2021 DD 11/15/91	1,030,000	1,456,806	1,456,811
	U S TREASURY NOTE	4.625% 11/15/2016 DD 11/15/06	3,980,000	4,433,013	4,483,390
	U S TREASURY NOTE	4.625% 02/15/2017 DD 02/15/07	4,365,000	5,090,201	4,914,379
	U S TREASURY NOTE	4.500% 05/15/2017 DD 05/15/07	1,225,000	1,429,613	1,370,665

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 AND UBS AG #3065
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	U S TREASURY NOTE	4.250% 11/15/2017 DD 11/15/07	955,000	1,019,463	1,052,811
	U S TREASURY NOTE	3.875% 05/15/2018 DD 05/15/08	1,295,000	1,361,976	1,393,342
	U S TREASURY NOTE	2.750% 10/31/2013 DD 10/31/08	2,315,000	2,380,727	2,433,459
	U S TREASURY NOTE	3.750% 11/15/2018 DD 11/15/08	3,575,000	3,809,805	3,802,620
	U S TREASURY NOTE	1.125% 01/15/2012 DD 01/15/09	3,560,000	3,596,434	3,588,516
	U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09	770,000	807,357	778,124
	U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09	6,925,000	7,176,053	7,242,581
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09	8,375,000	8,817,874	8,749,279
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	5,545,000	5,855,938	5,744,287
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	1,505,000	1,563,191	1,560,851
	U S TREASURY NOTE	2.375% 10/31/2014 DD 10/31/09	1,685,000	1,717,451	1,744,110
	U S TREASURY NOTE	3.125% 10/31/2016 DD 10/31/09	3,135,000	3,161,210	3,270,213
	U S TREASURY NOTE	1.000% 08/31/2011 DD 08/31/09	10,805,000	10,849,627	10,859,457
	U S TREASURY NOTE	1.000% 09/30/2011 DD 09/30/09	575,000	575,283	578,099
	U S TREASURY NOTE	2.125% 11/30/2014 DD 11/30/09	9,025,000	9,471,525	9,245,030
	U S TREASURY NOTE	3.250% 12/31/2016 DD 12/31/09	7,225,000	7,811,239	7,568,188
	U S TREASURY NOTE	1.375% 01/15/2013 DD 01/15/10	2,705,000	2,736,919	2,746,197
	U S TREASURY NOTE	2.250% 01/31/2015 DD 01/31/10	4,880,000	5,147,637	5,009,613
	U S TREASURY NOTE	0.875% 01/31/2012 DD 01/31/10	355,000	355,696	356,984
	U S TREASURY NOTE	1.000% 12/31/2011 DD 12/31/09	1,550,000	1,552,769	1,560,106
	U S TREASURY NOTE	0.750% 11/30/2011 DD 11/30/09	1,760,000	1,767,700	1,766,934
	U S TREASURY NOTE	1.375% 02/15/2013 DD 02/15/10	11,725,000	11,942,763	11,901,813
	U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	6,435,000	6,794,391	6,632,104
	U S TREASURY NOTE	3.250% 03/31/2017 DD 03/31/10	8,170,000	8,850,988	8,532,585
	U S TREASURY NOTE	1.375% 05/15/2013 DD 05/15/10	6,215,000	6,319,212	6,304,372
	U S TREASURY NOTE	3.500% 05/15/2020 DD 05/15/10	1,450,000	1,478,845	1,485,351
	U S TREASURY NOTE	0.750% 05/31/2012 DD 05/31/10	3,920,000	3,933,367	3,938,698
	U S TREASURY NOTE	2.750% 05/31/2017 DD 05/31/10	1,765,000	1,840,595	1,787,468
	U S TREASURY NOTE	0.625% 07/31/2012 DD 07/31/10	7,915,000	7,929,392	7,936,608
	U S TREASURY NOTE	0.625% 06/30/2012 DD 06/30/10	3,815,000	3,826,478	3,826,331
	U S TREASURY NOTE	0.750% 08/15/2013 DD 08/15/10	570,000	569,377	568,843
	U S TREASURY NOTE	0.750% 09/15/2013 DD 09/15/10	2,295,000	2,292,823	2,287,656
	U S TREASURY NOTE	2.625% 11/15/2020 DD 11/15/10	1,755,000	1,672,174	1,655,456
	U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10	5,125,000	5,154,121	4,960,026
	U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10	1,865,000	1,843,969	1,812,407
	UNION ELECTRIC CO	6.000% 04/01/2018 DD 04/08/08	375,000	373,868	412,969
	UNIONBANCAL CORP	5.250% 12/16/2013 DD 12/08/03	620,000	662,569	668,540
	UNITED MEXICAN STS MTN #00022	5.875% 02/17/2014 DD 02/17/09	405,000	447,120	460,688
	US CENTRAL FEDERAL CREDIT UNIO	1.900% 10/19/2012 DD 10/19/09	3,660,000	3,673,614	3,736,714
	VALERO ENERGY CORP	6.125% 06/15/2017 DD 06/08/07	340,000	382,480	366,513
	VERIZON COMMUNICATIONS INC	6.100% 04/15/2018 DD 04/04/08	460,000	501,047	522,523
	VERIZON NEW ENGLAND INC	6.500% 09/15/2011 DD 08/21/01	380,000	419,480	394,778
	VIRGINIA ELECTRIC AND POWER CO	5.950% 09/15/2017 DD 09/11/07	480,000	554,683	551,746
	WACHOVIA CORP	STEP 08/01/2026 DD 08/01/96	605,000	604,244	691,092
	WELLPOINT INC	6.800% 08/01/2012 DD 07/31/02	560,000	568,484	608,171
	WISCONSIN ST GEN REV	5.200% 05/01/2018 DD 12/18/03	570,000	585,846	601,937
	XEROX CORP	8.250% 05/15/2014 DD 05/11/09	230,000	229,959	268,472
	XSTRATA CANADA CORP	7.250% 07/15/2012 DD 06/24/02	420,000	446,200	450,912
	ACCESS GROUP INC 1 A	VAR RT 10/27/2025 DD 08/05/08	1,092,931	1,082,002	1,117,249
	ACHMEA HYPOTHEEKBANK NV	3.200% 11/03/2014 DD 11/03/09	200,000	211,398	208,084
	AMERICAN EXPRESS BANK FSB	6.000% 09/13/2017 DD 09/13/07	2,800,000	2,793,140	3,120,320
	AMERICAN INTERNATIONAL GROUP I	5.050% 10/01/2015 DD 04/01/06	400,000	248,000	410,624
	AMERICAN INTERNATIONAL GROUP I	8.175% 05/15/2058 DD 05/15/09	500,000	171,875	532,405
	AMERICAN INTERNATIONAL GROUP I	8.250% 08/15/2018 DD 02/15/09	2,000,000	1,728,000	2,304,140
	ASSET BACKED FUNDING C OPT5 A1	VAR RT 06/25/2034 DD 10/14/04	877,507	878,878	716,958
	ASSET BACKED SECURITIES HE6 A1	VAR RT 09/25/2034 DD 09/02/04	96,664	96,732	87,901
	BANK OF AMERICA CORP	6.000% 09/01/2017 DD 08/23/07	3,300,000	3,294,274	3,458,433
	BARCLAYS BANK PLC	5.450% 09/12/2012 DD 09/12/07	500,000	499,070	535,835
	BARCLAYS BANK PLC	10.179% 06/12/2021 DD 06/12/09	2,880,000	3,371,208	3,586,349
	BEAR STEARNS ALT-A TRUS 4 23A2	VAR RT 05/25/2035 DD 04/01/05	656,946	592,846	549,312
	BNP PARIBAS SUB NT TIER 1 144A	VAR RT 06/29/2049 DD 06/25/07	1,300,000	802,750	1,241,500
	BP CAPITAL MARKETS PLC	3.125% 10/01/2015 DD 10/01/10	1,400,000	1,396,024	1,399,034
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	1,000,000	994,510	997,590
	CALIFORNIA ST	5.000% 11/01/2032 DD 11/01/07	800,000	800,000	735,168
	CALIFORNIA ST	7.500% 04/01/2034 DD 04/28/09	200,000	201,470	206,950
	CALIFORNIA ST	7.550% 04/01/2039 DD 04/28/09	300,000	304,128	311,142
	CANADIAN IMPERIAL BANK OF COMM	2.000% 02/04/2013 DD 02/03/10	4,500,000	4,498,920	4,580,460
	CAPITAL AUTO RECEIVABLES 2 A3B	VAR RT 10/15/2012 DD 05/14/08	1,296,555	1,296,555	1,301,936
	CHICAGO ILL O HARE INTL ARPT R	5.000% 01/01/2033 DD 12/22/05	500,000	493,125	447,215
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,486,230
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,486,230
	CITIGROUP INC	6.000% 08/15/2017 DD 08/15/07	200,000	201,548	216,940
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	3,800,000	3,613,267	4,164,382

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 AND UBS AG #3065
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	CITIGROUP INC	6.500% 08/19/2013 DD 08/19/08	600,000	597,204	658,836
	CITIGROUP MORTGAGE LOAN T 6 A1	VAR RT 08/25/2035 DD 08/01/05	1,208,446	1,188,006	1,133,027
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2025 DD 01/01/10	25,000,000	25,598,906	25,746,000
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	1,000,000	1,016,563	994,690
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(10,000,000)	(9,940,898)	(9,946,900)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2025 DD 01/01/10	2,000,000	2,091,563	2,096,560
	COMMIT TO PUR FNMA SF MTG	4.500% 02/01/2041 DD 02/01/11	5,000,000	5,159,375	5,117,950
	COMMIT TO PUR GNMA SF MTG	5.000% 01/15/2040 DD 01/01/10	1,000,000	1,044,688	1,063,130
	CSMC SER 2010-RR6 144A	VAR RT 04/12/2049 DD 07/01/10	3,483,304	3,561,678	3,600,990
	DEXIA CREDIT LOCAL SA	2.750% 01/10/2014 DD 01/12/10	3,300,000	3,289,671	3,350,490
	DEXIA CREDIT LOCAL SA	2.750% 04/29/2014 DD 04/29/10	1,100,000	1,100,000	1,115,873
	DEXIA CREDIT LOCAL/NEW YORK NY	2.000% 03/05/2013 DD 03/05/10	700,000	698,075	703,948
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	992,120	994,855	1,034,820
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	1,198,851	1,198,102	1,241,350
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	51,299	49,088	53,500
	FHLMC MULTICLASS MTG	9.050% 06/15/2019 DD 05/15/88	18,738	18,673	21,339
	FHLMC MULTICLASS MTG	VAR RT 12/15/2030 DD 02/15/04	225,979	226,473	226,049
	FHLMC MULTICLASS MTG T-35 A	VAR RT 09/25/2031 DD 07/27/01	374,429	374,553	354,577
	FHLMC MULTICLASS MTG T-61 1A1	VAR RT 07/25/2044 DD 06/01/04	1,484,625	1,488,718	1,450,909
	FIRST HORIZON ALTERNATI AA1 A1	VAR RT 06/25/2034 DD 05/01/04	499,857	496,831	449,657
	FIRST HORIZON ASSET SE AR3 2A1	VAR RT 08/25/2035 DD 06/01/05	503,087	494,912	406,494
	FNMA POOL #0072163	VAR RT 02/01/2028 DD 02/01/89	19,201	19,045	19,673
	FNMA POOL #0112511	VAR RT 09/01/2020 DD 01/01/91	7,330	7,369	7,542
	FNMA POOL #0253431	7.500% 09/01/2015 DD 08/01/00	1,270	1,351	1,399
	FNMA POOL #0254717	4.500% 04/01/2013 DD 03/01/03	129,762	136,980	136,956
	FNMA POOL #0256925	6.000% 10/01/2037 DD 09/01/07	35,554	38,176	38,689
	FNMA POOL #0303298	VAR RT 01/01/2025 DD 04/01/95	17,338	17,804	18,098
	FNMA POOL #0323919	VAR RT 08/01/2029 DD 08/01/99	29,388	28,212	30,636
	FNMA POOL #0361373	VAR RT 07/01/2026 DD 09/01/96	39,740	40,746	41,768
	FNMA POOL #0535873	7.500% 03/01/2016 DD 03/01/01	13,472	14,337	14,839
	FNMA POOL #0561801	7.500% 11/01/2015 DD 11/01/00	20,491	21,807	22,570
	FNMA POOL #0628467	7.500% 03/01/2017 DD 02/01/02	14,911	15,869	16,448
	FNMA POOL #0635940	7.500% 03/01/2017 DD 03/01/02	14,681	15,624	16,193
	FNMA POOL #0920806	4.500% 06/01/2016 DD 01/01/07	27,171	28,682	28,134
	FNMA POOL #0930741	4.500% 03/01/2024 DD 03/01/09	1,714,875	1,810,412	1,798,476
	FNMA POOL #0932848	4.000% 12/01/2040 DD 11/01/10	3,000,001	3,097,501	2,987,390
	FNMA POOL #0932849	4.000% 12/01/2040 DD 11/01/10	5,000,002	5,175,002	4,979,002
	FNMA POOL #0933932	4.500% 06/01/2023 DD 05/01/08	921,712	972,983	967,798
	FNMA POOL #0941331	6.000% 07/01/2037 DD 07/01/07	30,849	33,124	33,568
	FNMA POOL #0941820	4.500% 03/01/2023 DD 02/01/08	3,863,587	4,089,366	4,056,767
	FNMA POOL #0961964	6.000% 03/01/2038 DD 02/01/08	20,800	22,334	22,627
	FNMA POOL #0967075	6.000% 12/01/2037 DD 12/01/07	14,612	15,689	15,936
	FNMA POOL #0972023	4.500% 02/01/2038 DD 02/01/08	727,021	665,452	746,942
	FNMA POOL #0983475	6.000% 05/01/2038 DD 05/01/08	1,605,262	1,723,650	1,746,284
	FNMA POOL #0995692	4.500% 05/01/2024 DD 04/01/09	1,870,342	1,974,672	1,963,859
	FNMA POOL #0995703	4.000% 05/01/2024 DD 04/01/09	186,551	195,383	192,411
	FNMA POOL #0AB1514	4.000% 05/01/2040 DD 08/01/10	53,670	55,414	53,444
	FNMA POOL #0AC1527	4.000% 08/01/2024 DD 08/01/09	726,657	761,059	749,481
	FNMA POOL #0AC2816	4.000% 10/01/2039 DD 09/01/09	47,397	48,938	47,198
	FNMA POOL #0AD2089	4.500% 02/01/2025 DD 02/01/10	987,458	1,045,316	1,037,443
	FNMA POOL #0AD3253	4.500% 05/01/2025 DD 04/01/10	1,899,967	2,011,293	1,996,144
	FNMA POOL #0AE0113	4.000% 07/01/2040 DD 06/01/10	1,793,387	1,851,672	1,786,364
	FNMA GTD REMIC P/T 03-88 FE	VAR RT 05/25/2030 DD 08/25/03	747,988	749,975	748,736
	GNMA POOL #0434797	8.500% 07/15/2030 DD 07/01/00	6,470	6,715	7,809
	GNMA POOL #0434944	8.500% 11/15/2030 DD 11/01/00	11,930	12,382	14,398
	GNMA POOL #0434985	8.500% 12/15/2030 DD 12/01/00	28,574	29,610	34,484
	GNMA POOL #0486116	8.500% 07/15/2030 DD 07/01/00	11,775	12,206	14,211
	GNMA POOL #0494885	8.500% 03/15/2030 DD 03/01/00	2,465	2,557	2,975
	GNMA POOL #0498147	8.500% 12/15/2029 DD 12/01/99	447	463	538
	GNMA POOL #0511172	8.500% 01/15/2030 DD 01/01/00	698	724	842
	GNMA POOL #0517931	8.500% 10/15/2029 DD 10/01/99	643	667	775
	GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00	11,629	12,068	14,034
	GNMA POOL #0521829	8.500% 05/15/2030 DD 05/01/00	9,745	10,104	11,760
	GNMA POOL #0531197	8.500% 06/15/2030 DD 06/01/00	15,981	16,565	19,286
	GNMA POOL #0698036	6.000% 01/15/2039 DD 01/01/09	433,899	472,746	477,714
	GNMA POOL #0782190	6.000% 10/15/2037 DD 10/01/07	36,882	40,185	40,645
	GNMA POOL #0782449	6.000% 09/15/2038 DD 10/01/08	396,283	431,763	436,363
	GNMA II POOL #0003001	8.500% 11/20/2030 DD 11/01/00	18,204	18,803	21,896
	GNMA II POOL #0008089	VAR RT 12/20/2022 DD 12/01/92	130,310	132,509	134,118
	GNMA II POOL #0008913	VAR RT 07/20/2026 DD 07/01/96	34,285	33,889	35,107
	GNMA II POOL #0080022	VAR RT 12/20/2026 DD 12/01/96	35,214	35,368	36,243
	GNMA II POOL #0080354	VAR RT 12/20/2029 DD 12/01/99	75,715	77,478	77,928
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	1,100,000	1,078,630	1,193,368

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 AND UBS AG #3065
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GREENPOINT MORTGAGE FU AR5 1A1	VAR RT 11/25/2045 DD 10/31/05	229,346	229,346	152,818
	GS MTG SECS 2001-1285 A1 144A	6.044% 08/15/2018 DD 08/11/01	109,377	117,952	111,332
	GSR MORTGAGE LOAN TRUS AR6 2A1	VAR RT 09/25/2035 DD 09/01/05	567,149	563,781	541,003
	HSBC BANK USA NA/NEW YORK NY	6.000% 08/09/2017 DD 08/09/07	1,900,000	1,886,776	2,049,910
	ING BANK NV	3.900% 03/19/2014 DD 03/19/09	1,100,000	1,164,922	1,181,873
	INTERNATIONAL LEASE FINANCE CO	5.750% 06/15/2011 DD 06/13/06	900,000	640,125	904,500
	KING CNTY WASH	4.750% 01/01/2034 DD 02/12/08	400,000	400,916	381,168
	KOREA ELECTRIC POWER CORP	3.000% 10/05/2015 DD 10/05/10	2,400,000	2,391,936	2,317,956
	LAS VEGAS VY NEV WTR DIST	5.000% 02/01/2034 DD 02/19/08	400,000	412,324	392,464
	LEHMAN BROTHERS HOLDINGS INC	6.750% 12/28/2017 DD 12/21/07	2,000,000	1,998,520	200
	LEHMAN BROTHERS HOLDINGS INC	5.625% 01/24/2013 DD 01/22/08	900,000	895,896	220,500
	LEHMAN BROTHERS HOLDINGS INC	6.875% 05/02/2018 DD 04/24/08	1,800,000	1,782,108	445,500
	MELLON RESIDENTIAL FUN TBC1 A1	VAR RT 11/15/2031 DD 11/20/01	388,788	389,471	368,975
	MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	4,300,000	4,783,957	4,705,748
	MLCC MORTGAGE INVESTORS I 3 4A	VAR RT 11/25/2035 DD 10/31/05	147,843	145,071	125,395
	MORGAN STANLEY	VAR RT 01/09/2014 DD 01/09/07	400,000	270,000	385,960
	MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	600,000	670,368	675,384
	ORANGE & ROCKLAND UTILITIES IN	2.500% 08/15/2015 DD 08/12/10	2,300,000	2,297,194	2,252,620
	OVERSEAS PRIVATE INVESTMENT CO	0.000% 12/22/2015 DD 12/10/10	2,700,000	2,701,688	2,698,797
	OVERSEAS PRIVATE INVESTMENT CO	0.000% 12/22/2015 DD 12/10/10	2,700,000	2,701,688	2,703,768
	OVERSEAS PRIVATE INVT CORP U S	0.000% 09/15/2011 DD 06/09/08	5,200,000	5,203,640	5,945,380
	RBSCF TRUST	6.217% 09/16/2017 DD 07/30/10	2,400,000	2,623,500	2,563,392
	REILLY MTG ASSOC 91ST FHA PROJ	VAR RT 02/01/2023 DD 11/04/99	158,095	162,065	157,100
	REYNOLDS AMERICAN INC	7.750% 06/01/2018 DD 12/01/06	1,800,000	1,965,388	2,107,458
	SLM STUDENT LOAN TRUST 7 A1	VAR RT 10/27/2014 DD 07/02/08	411,007	411,007	411,434
	SLM STUDENT LOAN TRUST 9 A	VAR RT 04/25/2023 DD 08/28/08	4,370,346	4,352,613	4,511,246
	STATE OF QATAR	4.000% 01/20/2015 DD 11/24/09	1,200,000	1,198,440	1,242,000
	STRUCTURED ASSET SECUR 21A 1A1	VAR RT 01/25/2032 DD 12/01/01	43,990	44,650	37,878
	TOBACCO SETTLEMENT FIN AUTH WE	7.467% 06/01/2047 DD 06/26/07	1,225,000	1,173,795	848,656
	TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	2,300,000	2,291,007	2,348,231
	U S TREASURY BOND	08.750% 05/15/2020 DD 05/15/90	300,000	427,594	436,617
	U S TREASURY BOND	08.750% 08/15/2020 DD 08/15/90	3,000,000	4,273,203	4,382,340
	U S TREASURY BOND	7.125% 02/15/2023 DD 02/15/93	300,000	426,329	402,939
	U S TREASURY BOND	6.250% 08/15/2023 DD 08/15/93	400,000	507,439	502,752
	U S TREASURY NOTE	3.875% 05/15/2018 DD 05/15/08	13,000,000	14,506,573	13,987,220
	U S TREASURY NOTE	3.750% 11/15/2018 DD 11/15/08	1,900,000	2,018,189	2,020,973
	U S TREASURY NOTE	2.750% 02/15/2019 DD 02/15/09	100,000	98,186	98,711
	U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09	3,300,000	3,382,581	3,334,815
	U S TREASURY NOTE	2.375% 03/31/2016 DD 03/31/09	6,900,000	7,082,231	6,987,354
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	700,000	706,535	725,977
	U S TREASURY NOTE	3.375% 11/15/2019 DD 11/15/09	13,500,000	14,192,917	13,781,610
	U S TREASURY NOTE	2.750% 11/30/2016 DD 11/30/09	7,100,000	7,047,859	7,246,970
	U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	800,000	798,813	824,504
	U S TREASURY NOTE	3.125% 04/30/2017 DD 04/30/10	200,000	198,942	207,234
	U S TREASURY NOTE	2.500% 06/30/2017 DD 06/30/10	2,200,000	2,189,493	2,191,750
	U S TREASURY NOTE	2.375% 07/31/2017 DD 07/31/10	1,400,000	1,398,294	1,381,632
	U S TREASURY NOTE	1.875% 08/31/2017 DD 08/31/10	1,300,000	1,305,947	1,240,993
	U S TREASURY NOTE	1.875% 09/30/2017 DD 09/30/10	200,000	199,360	190,454
	U S TREASURY NOTE	2.250% 11/30/2017 DD 11/30/10	6,600,000	6,406,125	6,417,972
	U S TREASURY NOTE	0.500% 11/15/2013 DD 11/15/10	1,300,000	1,291,860	1,283,243
	UBS AG/STAMFORD CT	VAR RT 02/23/2012 DD 02/23/10	2,500,000	2,500,000	2,521,100
	UNIVERSITY CALIF REGTS MED CTR	6.548% 05/15/2048 DD 11/18/10	200,000	200,000	195,106
	US TREAS-CPI INFLAT	1.250% 07/15/2020 DD 07/15/10	9,526,885	9,606,262	9,754,673
	VERIZON COMMUNICATIONS INC	5.350% 02/15/2011 DD 02/15/06	1,800,000	1,796,022	1,809,792
	WAMU MORTGAGE PASS T AR13 A1A1	VAR RT 10/25/2045 DD 10/25/05	358,584	358,584	302,566
	WAMU MORTGAGE PASS THROU R1 A3	VAR RT 12/25/2027 DD 10/30/03	481,054	481,317	407,578
	WESTLB AG/NEW YORK	4.796% 07/15/2015 DD 07/12/05	1,799,000	1,695,371	1,913,938
	U S TREASURY BOND	08.000% 11/15/2021 DD 11/15/91	1,030,000	(1,468,187)	(1,468,187)
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	1,420,000	(1,484,929)	(1,484,929)
	U S TREASURY NOTE	1.375% 05/15/2013 DD 05/15/10	2,320,000	(2,358,119)	(2,358,119)
	U S TREASURY NOTE	1.000% 08/31/2011 DD 08/31/09	(3,500,000)	3,529,819	3,529,819
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	(2,274)	2,274	2,274
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	(642)	642	642
	FHLMC MULTICLASS MTG	9.050% 06/15/2019 DD 05/15/88	(262)	262	262
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	(11,577)	11,577	11,577
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2025 DD 01/01/10	11,000,000	(11,280,156)	(11,280,156)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2025 DD 01/01/10	4,000,000	(4,096,875)	(4,096,875)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2025 DD 01/01/10	10,000,000	(10,221,875)	(10,221,875)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2040 DD 01/01/10	1,000,000	(1,016,563)	(1,016,563)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2025 DD 01/01/10	13,000,000	(13,595,156)	(13,595,156)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2040 DD 01/01/10	5,000,000	(5,244,922)	(5,244,922)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2040 DD 01/01/10	4,000,000	(4,173,750)	(4,173,750)
	COMMIT TO PUR FNMA SF MTG	4.500% 02/01/2040 DD 02/01/10	5,000,000	(5,159,375)	(5,159,375)

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR JPMORGAN CHASE #433823 AND UBS AG #3065
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR GNMA SF MTG	5.000% 01/15/2040 DD 01/01/10	1,000,000	(1,044,688)	(1,044,688)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2025 DD 01/01/10	(11,000,000)	11,491,563	11,491,563
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2040 DD 01/01/10	(5,000,000)	5,172,266	5,172,266
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(4,000,000)	4,090,625	4,090,625
	FHLMC POOL #A9-5385	3.500% 12/01/2040 DD 11/01/10	(2,999,998)	2,841,369	2,841,369
	FNMA POOL #0AD3872	4.000% 08/01/2040 DD 09/01/10	(48,844)	47,535	47,535
	FNMA POOL #0AD9979	4.000% 09/01/2040 DD 08/01/10	(56,703)	55,184	55,184
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(3,000,000)	2,985,586	2,985,586
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(3,000,000)	2,979,375	2,979,375
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(2,000,000)	1,989,688	1,989,688
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(2,000,000)	1,986,250	1,986,250
	90DAY EURODOLLAR FUTURE (CME)	EXP MAR 11	69	1,038	1,038
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		32,151,549	32,151,549
	TOTAL UNDERLYING ASSETS			511,611,088	511,597,468
	UBS AG #3065 - 46.5% OF MARKET VALUE				237,892,823
	UBS AG #3065 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(13,849,378)
	UBS AG#3065 - CONTRACT VALUE				224,043,445
	JPMORGAN CHASE BANK #433823 - 53.5% OF MARKET VALUE				273,704,646
	JPMORGAN CHASE BANK #433823 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(14,454,268)
	JPMORGAN CHASE BANK #433823 - CONTRACT VALUE				259,250,378

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR ING LIFE #60090
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AMERIQUEST MORTGAGE SEC AR2 M1	VAR RT 05/25/2033 DD 05/14/03	12,320	12,320	9,413
	ASSET BACKED SECURITIES HE3 M1	VAR RT 06/15/2033 DD 06/03/03	21,330	21,309	17,816
	ASSET BACKED SECURITIES HE4 M2	VAR RT 08/15/2033 DD 08/06/03	11,393	11,393	6,660
	CDC MORTGAGE CAPITAL TR HE3 M1	VAR RT 03/25/2033 DD 11/27/02	11,303	11,320	8,423
	CDC MORTGAGE CAPITAL TR HE1 M1	VAR RT 08/25/2033 DD 03/28/03	15,281	15,185	12,329
	CDC MORTGAGE CAPITAL TR HE2 M1	VAR RT 06/25/2033 DD 05/29/03	17,051	17,060	13,413
	COUNTRYWIDE ASSET-BACKED 5 MV1	VAR RT 03/25/2033 DD 12/30/02	3,953	4,004	3,535
	COUNTRYWIDE HOME LOAN M 25 2A1	5.500% 11/27/2017 DD 10/01/02	9,124	9,288	9,412
	COMMERCIAL MORTGAGE ASSE C1 A3	6.640% 01/17/2032 DD 03/11/99	31,460	34,422	31,497
	HOME EQUITY ASSET TRUST 4 M1	VAR RT 10/25/2033 DD 06/27/03	28,412	28,412	23,367
	HOME EQUITY ASSET TRUST 5 M1	VAR RT 12/25/2033 DD 08/28/03	24,405	24,405	20,085
	HOME EQUITY ASSET TRUST 5 M2	VAR RT 12/25/2033 DD 08/28/03	2,450	2,450	812
	FHLMC POOL #E7-6434	5.000% 05/01/2014 DD 04/01/99	2,680	2,708	2,831
	FHLMC POOL #E7-7225	5.000% 05/01/2014 DD 06/01/99	1,928	1,948	2,037
	FHLMC MULTICLASS MTG	6.500% 05/15/2012 DD 08/01/01	8,098	8,499	8,333
	FNMA POOL #0025394	6.000% 09/01/2016 DD 08/01/01	22,109	22,951	24,067
	FNMA POOL #0323743	5.000% 04/01/2014 DD 04/01/99	1,199	1,211	1,272
	FNMA POOL #0535168	5.500% 12/01/2014 DD 01/01/00	5,363	5,434	5,770
	FNMA POOL #0535241	5.000% 03/01/2014 DD 03/01/00	1,434	1,449	1,522
	FNMA POOL #0535978	5.500% 12/01/2014 DD 05/01/01	1,504	1,522	1,618
	FNMA POOL #0545616	6.500% 04/01/2017 DD 04/01/02	12,120	12,735	13,223
	FNMA POOL #0545728	5.500% 09/01/2014 DD 05/01/02	3,213	3,255	3,456
	FNMA POOL #0555419	6.500% 11/01/2017 DD 04/01/03	69,004	72,842	75,289
	FNMA POOL #0563311	5.500% 08/01/2014 DD 11/01/00	871	882	937
	FNMA POOL #0604967	6.000% 12/01/2016 DD 11/01/01	29,034	30,273	31,607
	FNMA POOL #0609540	6.000% 10/01/2016 DD 10/01/01	543	566	591
	FNMA POOL #0621074	6.000% 01/01/2017 DD 12/01/01	17,035	17,685	18,544
	FNMA POOL #0630950	6.500% 02/01/2017 DD 02/01/02	5,134	5,412	5,618
	FNMA POOL #0631043	6.500% 02/01/2017 DD 02/01/02	15,535	16,399	16,999
	FNMA POOL #0644768	6.500% 05/01/2017 DD 05/01/02	5,812	6,121	6,360
	FNMA POOL #0663198	5.500% 10/01/2017 DD 09/01/02	29,395	30,415	31,696
	FNMA POOL #0671380	6.000% 11/01/2017 DD 10/01/02	21,253	22,063	23,182
	FEDERAL NATL MTG ASSN	1.500% 06/26/2013 DD 05/21/10	1,000,000	1,001,924	1,014,340
	FEDERAL NATL MTG ASSN	2.750% 02/05/2014 DD 02/05/09	1,000,000	1,004,562	1,044,970
	GSAMP TRUST HE M1	VAR RT 11/20/2032 DD 11/27/02	18,340	18,651	13,505
	GNMA GTD REMIC P/T 02-37 C	5.878% 06/16/2024 DD 05/01/02	27,723	27,723	28,624
	LONG BEACH MORTGAGE LOAN 3 M1	VAR RT 07/25/2033 DD 06/05/03	93,275	93,275	76,529
	MORGAN STANLEY ABS CAPI NC6 M1	VAR RT 06/25/2033 DD 06/26/03	27,266	27,265	24,167
	MORGAN STANLEY ABS CAPI HE1 M1	VAR RT 06/27/2033 DD 06/27/03	44,760	44,760	37,072
	MORGAN STANLEY ABS CAPI NC7 M1	VAR RT 06/25/2033 DD 07/30/03	15,307	15,307	13,344
	MORGAN STANLEY ABS CAPI NC7 M2	VAR RT 06/25/2033 DD 07/30/03	1,541	1,541	1,002
	MORGAN STANLEY DW 02-NC5 M3	VAR RT 10/25/2032 DD 10/29/02	2,402	2,405	872
	RESIDENTIAL ASSET 03 RZ2 A1	VAR RT 04/25/2033 DD 03/01/03	10,492	10,477	10,030
	SALOMON BROTHERS MORTGAG HE1 A	VAR RT 04/25/2033 DD 04/25/03	587	587	515
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		429,484	429,271
	TOTAL UNDERLYING ASSETS			3,125,954	3,125,954
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(110,227)
	CONTRACT VALUE				3,015,727

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AESOP FUNDING II LLC 2010-5A A	3.150% 03/20/2017 DD 10/28/10	100,000	99,999	97,658
	ALTRIA GROUP INC	8.500% 11/10/2013 DD 11/10/08	150,000	173,657	177,546
	AMERICA MOVIL SAB DE CV	5.625% 11/15/2017 DD 10/30/07	50,000	49,799	54,508
	AMERICA MOVIL SAB DE CV	5.000% 03/30/2020 DD 03/30/10	110,000	109,292	114,340
	AMERICAN EXPRESS CO	VAR RT 09/01/2066 DD 08/01/06	295,000	302,366	292,050
	AMERICAN EXPRESS CREDIT CORP	5.125% 08/25/2014 DD 08/25/09	300,000	299,712	323,454
	AMERICAN INTERNATIONAL GROUP I	5.850% 01/16/2018 DD 12/12/07	580,000	577,536	598,061
	AMERICAN INTERNATIONAL GROUP I	6.250% 03/15/2037 DD 03/13/07	70,000	65,598	61,905
	AMERICAN INTL GROUP	6.400% 12/15/2020 DD 12/03/10	210,000	209,456	220,334
	AMERICOLD LLC TRUST ARTA A2FX	4.954% 01/14/2029 DD 12/15/10	100,000	100,000	100,651
	ANADARKO FINANCE CO	7.500% 05/01/2031 DD 04/26/01	200,000	218,559	221,150
	ANADARKO PETROLEUM CORP	5.950% 09/15/2016 DD 09/19/06	30,000	30,820	32,229
	ANADARKO PETROLEUM CORP	6.450% 09/15/2036 DD 09/19/06	210,000	209,009	209,452
	ANHEUSER-BUSCH INBEV WORLDWIDE	5.375% 01/15/2020 DD 10/16/09	250,000	248,363	270,898
	ANHEUSER-BUSCH INBEV WORLDWIDE	5.000% 04/15/2020 DD 03/29/10	80,000	79,505	84,554
	APACHE CORP	6.000% 01/15/2037 DD 01/26/07	250,000	244,613	274,928
	APACHE CORP	6.000% 09/15/2013 DD 10/01/08	10,000	9,948	11,229
	ARGENT SECURITIES INC W10 M1	VAR RT 10/25/2034 DD 09/09/04	500,000	370,625	433,400
	ASSET BACKED SECURITIES HE6 M2	VAR RT 07/25/2035 DD 08/04/05	700,000	528,500	603,813
	AT&T INC	6.400% 05/15/2038 DD 05/13/08	430,000	455,598	457,090
	AT&T INC	5.100% 09/15/2014 DD 11/03/04	150,000	145,065	164,115
	BA CREDIT CARD TRUST A14 A14	VAR RT 04/15/2016 DD 11/28/06	1,000,000	991,836	989,320
	BAKER HUGHES INC	7.500% 11/15/2018 DD 10/28/08	250,000	248,551	313,488
	BAKER HUGHES INC	5.125% 09/15/2040 DD 08/24/10	270,000	268,839	263,731
	BANC OF AMERICA COMMERCIA 3 A3	VAR RT 06/10/2049 DD 07/01/07	200,000	149,664	209,616
	BANC OF AMERICA COMMERCIA 3 A4	4.668% 07/10/2043 DD 07/01/05	210,000	211,060	220,582
	BANC OF AMERICA COMMERCIA 5 A4	VAR RT 10/10/2045 DD 10/01/05	420,000	422,124	450,085
	BANC OF AMERICA FUNDING G 2A2	VAR RT 07/20/2036 DD 07/31/06	36,422	36,291	36,322
	BANC OF AMERICA MORTGAGE A 1A1	VAR RT 02/25/2034 DD 01/01/04	37,967	37,712	31,711
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	400,000	403,552	396,380
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	330,000	339,580	343,408
	BANK OF AMERICA CORP	7.625% 06/01/2019 DD 06/02/09	240,000	265,779	276,343
	BANK OF AMERICA CORP	5.625% 07/01/2020 DD 06/22/10	40,000	39,857	40,780
	BANK OF TOKYO-MITSUBISHI UFJ L	3.850% 01/22/2015 DD 01/22/10	290,000	289,881	302,351
	BARCLAYS BANK PLC	5.200% 07/10/2014 DD 07/10/09	160,000	159,813	172,813
	BARCLAYS BANK PLC	6.050% 12/04/2017 DD 12/04/07	100,000	102,838	102,580
	BEAR STEARNS ALT-A TRUS 11 2A2	VAR RT 11/25/2034 DD 09/01/04	236,064	235,327	176,569
	BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	320,000	319,066	364,813
	BEAR STEARNS COS LLC/THE	7.250% 02/01/2018 DD 02/01/08	90,000	94,722	106,655
	BELLSOUTH CORP	4.750% 11/15/2012 DD 11/15/04	20,000	19,330	21,334
	BERKSHIRE HATHAWAY INC	3.200% 02/11/2015 DD 02/11/10	120,000	119,900	123,826
	BOEING CAPITAL CORP	4.700% 10/27/2019 DD 10/27/09	90,000	89,936	95,418
	BOEING CO/THE	4.875% 02/15/2020 DD 07/28/09	200,000	197,916	215,298
	BP CAPITAL MARKETS PLC	5.250% 11/07/2013 DD 11/07/08	340,000	339,779	368,223
	BP CAPITAL MARKETS PLC	3.875% 03/10/2015 DD 03/10/09	110,000	115,629	113,464
	BRITISH COLUMBIA PROV CDA GBL	4.300% 05/30/2013 DD 04/29/03	560,000	557,077	603,137
	CALIFORNIA ST	7.300% 10/01/2039 DD 10/15/09	150,000	151,235	151,065
	CATERPILLAR FINANCIAL SERVICES	6.200% 09/30/2013 DD 09/26/08	320,000	319,658	359,258
	CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	590,000	570,302	610,343
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	380,000	398,692	416,438
	CITIGROUP INC	6.875% 03/05/2038 DD 03/05/08	150,000	156,891	166,386
	CITIGROUP INC	6.500% 08/19/2013 DD 08/19/08	60,000	59,965	65,884
	CITIGROUP INC	6.375% 08/12/2014 DD 08/12/09	60,000	59,594	66,313
	CITIGROUP INC	5.500% 10/15/2014 DD 09/24/09	40,000	39,798	43,098
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	320,000	326,402	351,050
	CITIGROUP INC	6.000% 12/13/2013 DD 06/15/10	380,000	386,800	415,237
	COMCAST CORP	5.700% 05/15/2018 DD 05/07/08	490,000	479,499	539,260

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMCAST CORP	5.650% 06/15/2035 DD 06/09/05	50,000	51,530	48,574
	COMCAST CORP	6.450% 03/15/2037 DD 03/02/06	30,000	33,344	32,054
	COMCAST CORP	6.950% 08/15/2037 DD 08/23/07	10,000	11,779	11,311
	COMCAST CORP	6.400% 03/01/2040 DD 03/01/10	90,000	100,280	96,226
	COMCAST CORP	6.500% 01/15/2017 DD 07/14/06	20,000	20,469	23,055
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2026 DD 01/01/11	2,200,000	2,247,578	2,215,136
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2041 DD 01/01/11	300,000	290,531	286,500
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	5,000,000	4,968,045	4,973,450
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	4,300,000	4,360,174	4,413,563
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2041 DD 01/01/11	100,000	104,875	105,125
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	2,200,000	2,352,223	2,353,648
	COMMIT TO PUR FNMA SF MTG	5.500% 02/01/2041 DD 02/01/11	100,000	106,645	106,797
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	3,600,000	3,901,539	3,912,768
	COMMIT TO PUR FNMA SF MTG	6.000% 02/01/2041 DD 02/01/11	2,000,000	2,166,563	2,170,000
	COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2041 DD 01/01/11	4,000,000	3,985,016	4,023,160
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2041 DD 01/01/11	2,800,000	2,877,916	2,906,764
	COMMIT TO PUR GNMA II JUMBOS	5.500% 01/20/2041 DD 01/01/11	600,000	643,688	645,564
	COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2041 DD 01/01/11	2,400,000	2,615,063	2,627,640
	COMMIT TO PUR GNMA SF MTG	3.500% 01/15/2041 DD 01/01/11	200,000	192,344	192,562
	COMMIT TO PUR GNMA SF MTG	4.000% 01/15/2041 DD 01/01/11	100,000	100,609	100,672
	COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2041 DD 01/01/11	700,000	751,516	756,441
	COMMIT TO PUR GNMA SF MTG	6.000% 01/15/2041 DD 01/01/11	100,000	109,656	109,953
	COMMONWEALTH BANK OF AUSTRALIA	3.750% 10/15/2014 DD 10/15/09	170,000	169,478	176,358
	COMMONWEALTH BANK OF AUSTRALIA	5.000% 10/15/2019 DD 10/15/09	70,000	69,614	73,270
	COMMONWEALTH EDISON CO	6.150% 03/15/2012 DD 09/15/02	360,000	367,700	382,316
	CONOCOPHILLIPS HOLDING CO	6.950% 04/15/2029 DD 04/20/99	375,000	415,532	460,871
	CONTINENTAL AIRLINES 98-1A	6.648% 09/15/2017 DD 02/20/98	222,831	236,201	232,301
	COUNTRYWIDE HOME LOAN MO 3 1A2	VAR RT 04/25/2035 DD 02/28/05	93,513	93,528	60,710
	COUNTRYWIDE HOME LOAN R1 1AF1	VAR RT 03/25/2035 DD 03/25/05	66,169	46,401	54,548
	COX COMMUNICATIONS INC	5.450% 12/15/2014 DD 12/15/04	90,000	97,251	99,079
	CREDIT AGRICOLE SA	VAR RT 12/31/2019 DD 10/13/09	370,000	370,000	380,175
	CREDIT SUISSE MORTGAGE C C4 A3	VAR RT 09/15/2039 DD 09/01/07	400,000	273,402	415,572
	CREDIT SUISSE MORTGAGE C C5 A3	VAR RT 09/15/2040 DD 11/01/07	200,000	117,438	207,936
	CSMC TR 06 CF2 CL A1 144A	VAR RT 05/25/2036 DD 06/25/06	240,306	240,306	208,965
	CVS CORP PASSTHRU CTF 144A	5.789% 01/10/2026 DD 12/19/03	112,428	110,048	113,066
	CVS PASS-THROUGH TRUST	5.880% 01/10/2028 DD 06/10/09	8,740	8,722	8,868
	CVS PASS-THROUGH TRUST	6.036% 12/10/2028 DD 12/01/06	438,713	434,962	449,939
	CWABS INC 2003-5 CL AF-5	VAR RT 02/25/2034 DD 11/01/03	291,298	236,672	289,285
	CWMBS 2004-R2 1A-F1 144A	VAR RT 11/25/2034 DD 11/25/04	51,384	36,033	44,923
	DAIMLER FINANCE NORTH AMERICA	5.875% 03/15/2011 DD 03/14/06	100,000	99,850	101,014
	DELTA AIR LINES SER 07-1A	6.821% 02/10/2024 DD 02/10/08	81,256	81,256	86,131
	DEUTSCHE MORTGAGE SECURIT 144A	VAR RT 06/26/2035 DD 08/01/05	410,000	340,300	376,897
	DEUTSCHE TELEKOM INTERNATIONAL	5.750% 03/23/2016 DD 03/23/06	140,000	139,097	156,799
	DEVON ENERGY CORP	7.950% 04/15/2032 DD 03/25/02	120,000	152,016	159,336
	DIAGEO CAPITAL PLC	4.828% 07/15/2020 DD 05/14/10	480,000	478,166	506,482
	DOMINION RESOURCES INC/VA	8.875% 01/15/2019 DD 12/01/08	390,000	389,891	505,327
	EMC MTG LN TR 03-B CL A-1 144A	VAR RT 11/25/2041 DD 08/29/03	46,977	47,205	40,592
	ENTERPRISE PRODUCTS OPERATING	9.750% 01/31/2014 DD 12/08/08	450,000	450,000	543,578
	ESA 2010-ESHA A	2.950% 11/05/2027 DD 11/01/10	199,680	199,679	196,383
	FARMER MAC GTD NTS 07-1 144A	5.125% 04/19/2017 DD 04/19/07	600,000	640,304	652,752
	FEDERAL HOME LN MTG CORP	5.625% 11/23/2035 DD 11/22/05	260,000	259,818	267,095
	FEDERAL HOME LN MTG CORP	VAR RT 03/09/2011 DD 03/09/09	2,296,000	2,300,450	2,296,666
	FEDERAL HOME LN MTG CORP	VAR RT 04/01/2011 DD 04/01/09	1,100,000	1,102,002	1,100,396
	FEDERAL HOME LN MTG CORP	4.750% 01/19/2016 DD 01/13/06	1,720,000	1,768,848	1,924,491
	FEDERAL HOME LN MTG CORP	0.875% 10/28/2013 DD 08/20/10	1,240,000	1,246,345	1,233,515
	FEDERAL NATL MTG ASSN	0.000% 10/09/2019 DD 10/09/84	350,000	194,215	220,997
	FEDERAL NATL MTG ASSN	4.750% 11/19/2012 DD 10/18/07	1,180,000	1,214,409	1,269,692
	FEDERAL NATL MTG ASSN	1.300% 08/09/2013 DD 08/09/10	2,900,000	2,913,378	2,898,900

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FHLMC POOL #1N-1458	VAR RT 03/01/2037 DD 04/01/07	346,481	350,365	368,302
	FHLMC POOL #A3-9644	5.500% 11/01/2035 DD 11/01/05	270,838	267,030	290,317
	FHLMC POOL #G0-3695	5.500% 11/01/2037 DD 12/01/07	752,823	750,470	804,609
	FHLMC POOL #G0-3696	5.500% 01/01/2038 DD 12/01/07	1,440,130	1,435,629	1,536,503
	FHLMC POOL #G0-4222	5.500% 04/01/2038 DD 04/01/08	380,774	378,677	406,255
	FHLMC MULTICLASS MTG 3738 BP	4.000% 12/15/2038 DD 10/01/10	100,000	102,898	98,775
	FICO STRIPS 16 PMT 9.70% 2019	ZEROCPN 04/05/2019 DD 04/24/89	150,000	41,838	112,520
	FIRST BOSTON MORTGAGE SE A I-O	9.488% 05/15/2018 DD 03/01/87	1,130	7,566	206
	FIRST BOSTON MORTGAGE SE A P-O	0.000% 05/15/2018 DD 03/01/87	1,127	933	1,063
	FIRSTENERGY CORP	6.450% 11/15/2011 DD 11/15/01	5,000	4,824	5,203
	FIRSTENERGY CORP	7.375% 11/15/2031 DD 11/15/01	410,000	440,544	432,206
	FNMA POOL #0553150	8.000% 09/01/2015 DD 09/01/00	1,375	1,417	1,394
	FNMA POOL #0745000	6.000% 10/01/2035 DD 10/01/05	32,202	32,488	35,305
	FNMA POOL #0745619	VAR RT 05/01/2036 DD 05/01/06	165,629	168,915	176,777
	FNMA POOL #0745755	5.000% 12/01/2035 DD 07/01/06	80,179	78,149	84,701
	FNMA POOL #0745959	5.500% 11/01/2036 DD 10/01/06	581,187	572,832	623,189
	FNMA POOL #0843997	VAR RT 11/01/2035 DD 10/01/05	78,637	80,651	80,666
	FNMA POOL #0844052	VAR RT 11/01/2035 DD 10/01/05	80,340	82,391	82,334
	FNMA POOL #0844148	VAR RT 11/01/2035 DD 10/01/05	68,627	70,376	70,408
	FNMA POOL #0844237	VAR RT 11/01/2035 DD 11/01/05	69,564	71,334	71,459
	FNMA POOL #0844789	VAR RT 11/01/2035 DD 10/01/05	76,741	78,694	78,703
	FNMA POOL #0872502	VAR RT 06/01/2036 DD 05/01/06	542,640	556,206	565,941
	FNMA POOL #0881858	VAR RT 04/01/2036 DD 04/01/06	399,209	407,754	420,223
	FNMA POOL #0888893	5.500% 08/01/2037 DD 11/01/07	480,067	474,535	516,264
	FNMA POOL #0914719	6.000% 04/01/2037 DD 03/01/07	464,905	468,827	509,670
	FNMA POOL #0936509	6.500% 06/01/2037 DD 06/01/07	19,933	20,322	22,313
	FNMA POOL #0941099	VAR RT 09/01/2037 DD 08/01/07	214,389	213,636	229,954
	FNMA POOL #0959443	VAR RT 11/01/2037 DD 11/01/07	191,255	191,823	203,027
	FNMA GTD REMIC P/T	1009.000% 04/25/2021 04/01/91	29	781	529
	FNMA GTD REMIC P/T 10-110 AE	9.750% 11/25/2018 DD 09/01/10	448,417	529,692	525,195
	GENERAL ELECTRIC CAPITAL CORP	VAR RT 09/15/2014 DD 09/17/04	620,000	620,119	601,710
	GENERAL ELECTRIC CAPITAL CORP	5.450% 01/15/2013 DD 12/06/02	80,000	81,020	86,032
	GENERAL ELECTRIC CAPITAL CORP	VAR RT 11/15/2067 DD 11/15/07	430,000	430,454	425,700
	GENERAL ELECTRIC CAPITAL CORP	6.875% 01/10/2039 DD 01/09/09	320,000	315,130	369,811
	GENERAL ELECTRIC CAPITAL CORP	VAR RT 03/11/2011 DD 03/12/09	1,300,000	1,302,652	1,300,520
	GENERAL ELECTRIC CO	5.000% 02/01/2013 DD 01/28/03	30,000	30,649	32,069
	GNMA POOL #0446708	6.500% 09/15/2028 DD 09/01/98	23,813	27,594	27,035
	GNMA POOL #0446731	6.500% 09/15/2028 DD 09/01/98	4,777	5,379	5,423
	GNMA POOL #0467228	6.500% 09/15/2028 DD 09/01/98	7,151	8,495	8,119
	GNMA POOL #0471563	6.500% 09/15/2028 DD 09/01/98	25,919	30,890	29,426
	GNMA POOL #0486470	6.500% 08/15/2028 DD 08/01/98	3,478	4,365	3,949
	GNMA POOL #0486516	6.500% 09/15/2028 DD 09/01/98	2,535	3,178	2,878
	GNMA POOL #0488278	7.000% 10/15/2028 DD 10/01/98	2,585	3,407	2,961
	GNMA POOL #0658182	6.000% 11/15/2036 DD 11/01/06	148,511	153,012	163,741
	GNMA POOL #0704056	6.500% 11/15/2038 DD 11/01/08	234,551	251,116	264,533
	GNMA POOL #0733600	5.000% 04/15/2040 DD 04/01/10	98,183	102,620	105,135
	GNMA POOL #0733627	5.000% 05/15/2040 DD 05/01/10	195,730	204,935	209,589
	GNMA POOL #0780732	7.000% 03/15/2028 DD 03/01/98	38,338	55,688	43,897
	GNMA POOL #0781001	7.500% 03/15/2029 DD 03/01/99	8,064	12,448	9,306
	GNMA POOL #0782148	6.000% 04/15/2037 DD 04/01/07	841,730	867,243	929,270
	GNMA GTD REMIC P/T 05-81 SD IO	VAR RT 12/20/2034 DD 10/20/05	192,835	20,790	20,743
	GNMA GTD REMIC P/T 06-47 SA IO	VAR RT 08/16/2036 DD 08/16/06	394,320	69,129	73,195
	GNMA GTD REMIC P/T 09-35 SP IO	VAR RT 05/16/2037 DD 05/16/09	418,599	49,709	54,820
	GNMA GTD REMIC P/T 09-87 TS IO	VAR RT 07/20/2035 DD 10/20/09	253,972	33,651	34,119
	GNMA GTD REMIC P/T 10-87 SK IO	VAR RT 07/16/2040 DD 07/16/10	363,038	55,590	49,998
	GNMA II POOL #0004772	5.000% 08/20/2040 DD 08/01/10	3,044,575	3,253,121	3,238,515
	GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	198,275	211,411	210,905
	GNMA II POOL #0004855	5.000% 11/20/2040 DD 11/01/10	399,421	429,253	424,864

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GOLDMAN SACHS CAPITAL II	VAR RT 12/29/2049 DD 05/15/07	20,000	18,038	16,950
	GOLDMAN SACHS GROUP INC/THE	3.625% 08/01/2012 DD 07/22/09	40,000	40,904	41,280
	GOLDMAN SACHS GROUP INC/THE	5.375% 03/15/2020 DD 03/08/10	450,000	445,946	465,012
	GOLDMAN SACHS GROUP INC/THE	6.000% 06/15/2020 DD 06/03/10	40,000	42,326	43,226
	GOLDMAN SACHS GROUP INC/THE	6.600% 01/15/2012 DD 01/10/02	30,000	32,157	31,724
	GOLDMAN SACHS GROUP INC/THE	4.750% 07/15/2013 DD 07/15/03	20,000	20,856	21,305
	GOLDMAN SACHS GROUP INC/THE	5.250% 10/15/2013 DD 10/14/03	60,000	63,321	64,933
	GOLDMAN SACHS GROUP INC/THE	5.300% 02/14/2012 DD 02/14/07	10,000	10,523	10,464
	GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	270,000	271,355	297,321
	GOLDMAN SACHS GROUP INC/THE	5.450% 11/01/2012 DD 10/18/07	150,000	153,061	160,430
	GS MTG SECS CORP 05-RP3 144A	VAR RT 09/25/2035 DD 08/25/05	132,077	92,454	109,570
	GSAMP TRUST FM2 M1	VAR RT 01/25/2034 DD 03/30/04	418,407	221,756	354,847
	GSAMP TRUST SEA2 A2B	VAR RT 03/25/2034 DD 06/29/04	432,577	415,949	424,578
	HESS CORP	7.875% 10/01/2029 DD 10/01/99	100,000	115,582	125,502
	HESS CORP	7.300% 08/15/2031 DD 08/15/01	345,000	396,742	413,762
	HSBC FINANCE CORP	6.375% 10/15/2011 DD 10/23/01	50,000	52,233	52,126
	HSBC FINANCE CORP	7.000% 05/15/2012 DD 05/22/02	10,000	10,135	10,729
	HSBC FINANCE CORP	6.375% 11/27/2012 DD 11/27/02	40,000	39,746	43,367
	HSBC FINANCE CORP 144A	6.676% 01/15/2021 DD 12/03/10	270,000	262,140	272,776
	HYDRO-QUEBEC NTS	6.300% 11-MAY-2011 NT	135,000	135,951	137,781
	HYPOTHEKENBANK IN ESSEN 144A	5.000% 01/20/2012 DD 11/15/06	1,610,000	1,608,438	1,674,609
	ILLINOIS STUDENT ASSISTAN 1 A3	VAR RT 07/25/2045 DD 10/27/10	600,000	571,828	569,796
	INTERNATIONAL LEASE FINANCE CO	6.500% 09/01/2014 DD 08/20/10	100,000	99,997	106,000
	INTESA SANPAOLO SPA	3.625% 08/12/2015 DD 08/12/10	160,000	159,797	154,678
	JP MORGAN CHASE COMMER CB13 A4	VAR RT 01/12/2043 DD 11/01/05	90,000	90,450	94,092
	JP MORGAN CHASE COMMER LDP8 A4	VAR RT 05/15/2045 DD 09/01/06	180,000	183,192	191,630
	JP MORGAN MORTGAGE TRUS A2 4A1	VAR RT 05/25/2034 DD 04/01/04	170,539	168,701	162,029
	JPMORGAN CHASE & CO	6.750% 02/01/2011 DD 01/30/01	300,000	312,198	301,323
	JPMORGAN CHASE & CO	5.750% 01/02/2013 DD 11/25/02	390,000	398,167	422,588
	JPMORGAN CHASE & CO	5.600% 06/01/2011 DD 05/16/06	90,000	89,962	91,922
	JPMORGAN CHASE & CO	4.400% 07/22/2020 DD 07/22/10	220,000	220,779	216,535
	JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	170,000	171,453	166,031
	JPMORGAN CHASE & CO	VAR RT 02/23/2011 DD 02/23/09	1,100,000	1,102,112	1,100,253
	KENTUCKY HIGHER EDUCATION 1 A2	VAR RT 05/01/2034 DD 06/28/10	150,000	150,000	147,225
	KERR-MCGEE CORP	7.875% 09/15/2031 DD 10/03/01	80,000	90,461	91,707
	KERR-MCGEE CORP	6.950% 07/01/2024 DD 07/01/04	40,000	43,016	43,479
	KEYCORP STUDENT LOAN TRU A 1A2	VAR RT 10/25/2032 DD 08/14/03	449,672	403,019	437,765
	KINDER MORGAN ENERGY PARTNERS	7.125% 03/15/2012 DD 03/14/02	110,000	114,426	117,347
	KINDER MORGAN ENERGY PARTNERS	5.000% 12/15/2013 DD 11/21/03	30,000	28,139	32,594
	KINDER MORGAN ENERGY PARTNERS	6.000% 02/01/2017 DD 01/30/07	30,000	29,960	33,122
	KINDER MORGAN ENERGY PARTNERS	6.950% 01/15/2038 DD 06/21/07	210,000	207,688	228,186
	KONINKLIJKE KPN NV	8.375% 10/01/2030 DD 10/04/00	130,000	154,935	169,007
	KRAFT FOODS INC	5.375% 02/10/2020 DD 02/08/10	360,000	357,034	387,457
	LLOYDS TSB BANK PLC	4.375% 01/12/2015 DD 01/12/10	200,000	199,992	199,954
	LLOYDS TSB BANK PLC	6.500% 09/14/2020 DD 09/14/10	100,000	101,525	92,003
	LOS ANGELES CALIF DEPT WTR & P	6.574% 07/01/2045 DD 12/02/10	100,000	100,000	101,990
	MADISON AVENUE MANUFACTUR A A1	VAR RT 03/25/2032 DD 03/28/02	71,580	71,680	71,468
	MASTR ADJUSTABLE RATE M 13 2A1	VAR RT 04/21/2034 DD 11/01/04	501,262	502,045	483,252
	MASTR ADJUSTABLE RATE M 15 1A1	VAR RT 12/25/2034 DD 11/01/04	33,632	33,422	25,026
	MASTR TR 2006-1 CTF 144A (2A1)	VAR RT 07/25/2035 DD 01/01/06	288,308	246,457	240,748
	MEDTRONIC INC	4.450% 03/15/2020 DD 03/16/10	110,000	109,824	114,200
	MERCK & CO INC	6.000% 09/15/2017 DD 09/17/07	360,000	371,599	420,692
	MERRILL LYNCH & CO INC	6.050% 05/16/2016 DD 05/16/06	410,000	407,774	422,427
	MERRILL LYNCH MORTGAGE A1 2A1	VAR RT 02/25/2034 DD 02/01/04	504,480	449,933	480,053
	METLIFE INC	6.400% 12/15/2036 DD 12/21/06	545,000	521,010	512,300
	MEXICO GOVERNMENT INTERNATIONA	6.050% 01/11/2040 DD 01/11/08	56,000	64,260	57,260
	MORGAN STANLEY	6.600% 04/01/2012 DD 04/03/02	490,000	522,132	522,080
	MORGAN STANLEY	VAR RT 10/18/2016 DD 10/18/06	90,000	90,333	83,122

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	390,000	392,138	412,959
	MUNICIPAL ELEC AUTH GA	6.637% 04/01/2057 DD 03/11/10	90,000	90,000	87,975
	MUNICIPAL ELEC AUTH GA	6.655% 04/01/2057 DD 03/12/10	50,000	50,000	48,361
	NAAC REPERFORMING 04-R1 144A	6.500% 03/25/2034 DD 01/01/04	92,766	78,010	93,164
	NCUA GUARANTEED NOTES C1 A2	2.900% 10/29/2020 DD 11/10/10	20,000	20,329	19,446
	NCUA GUARANTEED NOTES C1 APT	2.650% 10/29/2020 DD 11/10/10	208,965	208,550	203,473
	NELNET STUDENT LOAN TRUST 4 A4	VAR RT 04/25/2024 DD 05/20/08	220,000	220,000	225,172
	NEW CINGULAR WIRELESS SERVICES	8.125% 05/01/2012 DD 04/16/02	60,000	69,671	65,543
	NEWS AMERICA INC	6.650% 11/15/2037 DD 11/14/07	10,000	9,855	11,076
	NOMURA ASSET ACCEPTANCE R2 A1	VAR RT 10/25/2034 DD 08/01/04	101,887	85,678	104,129
	NORDEA BANK AB	3.700% 11/13/2014 DD 11/13/09	240,000	239,652	247,385
	NORTH CAROLINA STATE 10-1 A1	VAR RT 07/25/2041 DD 10/12/10	300,000	292,148	291,270
	NORTHSTAR EDUCATION FINAN 1 A7	VAR RT 01/29/2046 DD 03/13/07	300,000	246,000	245,250
	OCCIDENTAL PETROLEUM CORP	7.000% 11/01/2013 DD 10/21/08	400,000	396,544	462,488
	ONTARIO HYDRO	7.450% 03/31/2013 DD 03/31/93	875,000	1,096,463	990,176
	PACIFIC GAS & ELECTRIC CO	6.050% 03/01/2034 DD 03/23/04	230,000	238,167	251,827
	PACIFIC GAS & ELECTRIC CO	8.250% 10/15/2018 DD 10/21/08	30,000	29,503	38,978
	PARK PLACE SECURITIES WCW2 M1	VAR RT 10/25/2034 DD 09/03/04	412,724	383,833	392,496
	PARK PLACE SECURITIES WWF1 M2	VAR RT 12/25/2034 DD 11/12/04	381,521	331,446	354,670
	PEMEX PROJECT FUNDING MASTER T	6.625% 06/15/2035 DD 12/15/05	17,000	17,765	17,297
	PEPSICO INC/NC	7.900% 11/01/2018 DD 10/24/08	52,000	52,282	66,904
	PETROBRAS INTERNATIONAL FINANC	5.750% 01/20/2020 DD 10/30/09	92,000	92,627	95,456
	PETROBRAS INTL FIN CO GLOBAL	6.125% 10/06/2016 DD 10/06/06	100,000	99,616	110,002
	PETROLEOS MEXICANOS	5.500% 01/21/2021 DD 07/21/10	90,000	89,110	91,125
	PFIZER INC	7.200% 03/15/2039 DD 03/24/09	120,000	160,244	155,285
	PPG INDUSTRIES INC	6.650% 03/15/2018 DD 03/18/08	190,000	199,772	218,525
	RAAC SERIES SP1 3A7	6.000% 09/25/2034 DD 05/01/05	349,035	343,135	345,255
	RABOBANK NEDERLAND NV	VAR RT 12/29/2049 DD 06/04/09	130,000	130,000	168,025
	RAYTHEON COMPANY	3.125% 10/15/2020 DD 10/20/10	80,000	79,572	73,767
	REED ELSEVIER CAPITAL INC	8.625% 01/15/2019 DD 01/16/09	150,000	149,418	190,709
	RESIDENTIAL ASSET MORT RS6 AII	VAR RT 11/25/2032 DD 11/26/02	81,267	81,451	38,893
	RESIDENTIAL ASSET SEC KS10 AI6	4.540% 12/25/2033 DD 11/01/03	272,572	271,289	275,270
	RESONA PFD GLOBAL SECS 144A	VAR RT 12/29/2049 DD 07/25/05	40,000	40,144	39,700
	REYNOLDS AMERICAN INC	7.625% 06/01/2016 DD 12/01/06	120,000	103,200	139,468
	REYNOLDS AMERN INCSR SECD NT	7.250% 06/01/2012 DD 12/01/06	50,000	54,749	53,467
	RIO TINTO FIN FUA LTD	3.500% 11/02/2020 DD 11/02/10	490,000	486,203	466,232
	ROCHE HOLDINGS INC	6.000% 03/01/2019 DD 02/25/09	170,000	167,328	197,683
	ROYAL BANK OF SCOTLAND GROUP P	6.400% 10/21/2019 DD 10/21/09	240,000	239,738	241,524
	ROYAL BANK OF SCOTLAND PLC/THE	4.875% 03/16/2015 DD 03/16/10	120,000	119,722	122,750
	ROYAL BANK OF SCOTLAND PLC/THE	3.950% 09/21/2015 DD 09/20/10	580,000	578,799	570,157
	RUSSIAN FEDERATION BDS REG S	VAR RT -MAR-2030	617,550	565,181	714,197
	SANTANDER US DEBT SA UNIPERSON	3.724% 01/20/2015 DD 01/19/10	200,000	200,000	189,492
	SANTANDER US DEBT SA UNIPERSON	3.781% 10/07/2015 DD 10/07/10	100,000	101,659	93,958
	SASC 2005-RF1 A	VAR RT 03/25/2035 DD 04/29/05	72,525	53,680	59,908
	SHELL INTERNATIONAL FINANCE BV	6.375% 12/15/2038 DD 12/11/08	190,000	188,991	225,194
	SLMA 2003-11 A6	VAR RT 12/15/2025 DD 10/30/03	200,000	185,625	199,460
	SOUNDVIEW HOME EQUITY LOA 3 M2	VAR RT 06/25/2035 DD 07/14/05	427,601	402,479	415,611
	SOUTHERN NAT GAS 144A	5.900% 04/01/2017 DD 03/26/07	30,000	30,016	32,171
	STATE STREET BANK AND TRUST CO	VAR RT 09/15/2011 DD 03/20/09	1,300,000	1,306,578	1,302,223
	STRUCTURED 2005-RF3 1A 144A	VAR RT 006/25/2035 DD 07/29/05	207,206	120,179	172,001
	STRUCTURED ASSET SECS 05-4XS	VAR RT 03/25/2035 DD 02/01/05	740,000	684,500	727,405
	STUDENT LN CONSLDTN 02A 144A	VAR RT 003/01/2042 DD 04/05/02	400,000	365,500	362,880
	STUDENT LN CONSLDTN 02A14 144A	VAR RT 07/01/2042 DD 09/26/02	250,000	229,375	222,150
	STUDENT LN CONSLDTN 02A-3 144A	VAR RT 03/01/2042 DD 04/05/02	150,000	137,625	133,290
	SUMITOMO MITSUI BANKING CORP	3.150% 07/22/2015 DD 07/22/10	250,000	249,668	254,448
	SUNTRUST CAPITAL VIII	VAR RT 12/15/2036 DD 12/06/06	410,000	385,154	375,150
	TCI COMMUNICATIONS INC	7.875% 02/15/2026 DD 02/14/96	60,000	62,548	70,982
	TEACHERS INSURANCE & ANNUITY A	6.850% 12/16/2039 DD 12/16/09	200,000	201,521	234,000

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	TELECOM ITALIA CAPITAL SA	5.250% 11/15/2013 DD 05/15/04	75,000	74,781	78,136
	TELECOM ITALIA CAPITAL SA	4.950% 09/30/2014 DD 09/30/05	120,000	119,581	122,945
	TELEFONICA EMISIONES SAU	6.221% 07/03/2017 DD 07/02/07	540,000	560,428	580,732
	TENNESSEE VALLEY AUTH BD	6.250% 12/15/2017 DD 12/15/97	260,000	297,809	312,052
	TENNESSEE VALLEY AUTH BD	5.250% 09/15/2039 DD 09/15/09	130,000	128,547	137,439
	THORNBURG MORTGAGE SECUR 4 2A1	VAR RT 09/25/2037 DD 08/01/07	468,442	466,759	436,199
	TIME WARNER CABLE INC	8.250% 04/01/2019 DD 03/26/09	160,000	181,980	198,747
	TIME WARNER CABLE INC	6.750% 06/15/2039 DD 06/29/09	90,000	87,418	99,402
	TIME WARNER CABLE INC	8.750% 02/14/2019 DD 11/18/08	360,000	355,928	458,089
	TIME WARNER CABLE INC	5.875% 11/15/2040 DD 11/15/10	250,000	244,990	247,340
	TIME WARNER INC	7.625% 04/15/2031 DD 04/19/01	80,000	70,000	97,254
	TIME WARNER INC	6.100% 07/15/2040 DD 07/14/10	30,000	30,174	31,479
	TOTAL CAPITAL SA	4.450% 06/24/2020 DD 06/24/10	40,000	43,945	41,461
	TRANSOCEAN INC	5.250% 03/15/2013 DD 12/11/07	300,000	306,876	316,281
	U S TREASURY BOND	4.250% 11/15/2040 DD 11/15/10	150,000	148,630	147,563
	U S TREASURY BONDS	4.375% 05/15/2040 DD 05/15/10	5,350,000	5,767,136	5,375,894
	U S TREASURY BONDS	3.875% 08/15/2040 DD 08/15/10	520,000	464,093	478,967
	U S TREASURY NOTE	1.125% 06/30/2011 DD 06/30/09	1,300,000	1,298,984	1,305,993
	U S TREASURY NOTE	1.000% 12/31/2011 DD 12/31/09	230,000	229,917	231,500
	U S TREASURY NOTE	3.500% 05/15/2020 DD 05/15/10	10,260,000	10,870,226	10,510,139
	U S TREASURY NOTE	2.625% 08/15/2020 DD 08/15/10	340,000	322,190	322,337
	U S TREASURY NOTE	2.625% 11/15/2020 DD 11/15/10	5,000	4,702	4,716
	U S TREASURY NOTE	2.250% 11/30/2017 DD 11/30/10	2,690,000	2,693,672	2,615,810
	U S TREASURY NOTE	0.750% 12/15/2013 DD 12/15/10	150,000	149,567	148,934
	U S TREASURY NOTE	2.750% 12/31/2017 DD 12/31/10	2,410,000	2,397,834	2,415,278
	U S TREASURY NOTES	2.125% 12/31/2015 DD 12/31/10	90,000	90,064	90,478
	UBS AG/STAMFORD CT	3.875% 01/15/2015 DD 01/15/10	260,000	258,890	267,961
	UBS AG/STAMFORD CT	4.875% 08/04/2020 DD 08/04/10	50,000	49,891	50,867
	UNITED MEXICAN MTN #TR00019	5.625% 01/15/2017 DD 03/10/06	6,000	5,877	6,636
	UNITED MEXICAN STS MTN TR00017	6.750% 09/27/2034 DD 09/27/04	228,000	228,466	256,500
	UNITED PARCEL SERVICE	3.125% 01/15/2021 DD 11/12/10	170,000	166,529	157,930
	UNITED PARCEL SERVICE INC	4.500% 01/15/2013 DD 01/15/08	90,000	89,618	96,275
	UNITEDHEALTH GROUP INC	4.875% 02/15/2013 DD 02/07/08	190,000	190,405	202,282
	US TREAS-CPI INFLAT	2.125% 02/15/2040 DD 02/15/10	667,834	690,308	706,862
	US TREAS-CPI INFLATION INDEX	3.875% 04/15/2029 DD 04/15/99	39,911	53,355	53,527
	US TREAS-CPI INFLATION INDEX	2.375% 01/15/2025 DD 07/15/04	765,758	785,016	852,144
	US TREAS-CPI INFLATION INDEX	2.000%001/15/2026 DD 01/15/06	629,185	600,704	668,069
	US TREAS-CPI INFLATION INDEX	2.375% 01/15/2027 DD 01/15/07	65,069	72,095	72,314
	US TREAS-CPI INFLATION INDEX	1.250% 07/15/2020 DD 07/15/10	601,698	611,315	616,085
	VALE OVERSEAS LTD	6.875% 11/21/2036 DD 11/21/06	228,000	228,622	250,795
	WACHOVIA BANK COMMERCIA C18 A4	VAR RT 04/15/2042 DD 05/01/05	220,000	220,916	233,842
	WACHOVIA CAPITAL TRUST III	VAR RT 03/15/2042 DD 02/01/06	150,000	150,145	130,125
	WACHOVIA CORP	5.625% 10/15/2016 DD 10/23/06	420,000	343,952	456,893
	WAMU MORTGAGE PASS T AR11 A1B3	VAR RT 08/25/2045 DD 08/25/05	283,905	284,482	197,887
	WAMU MORTGAGE PASS T AR17 A1A2	VAR RT 12/25/2045 DD 12/21/05	265,961	265,961	206,162
	WAMU MORTGAGE PASS T AR19 A1A2	VAR RT 12/26/2045 DD 12/23/05	365,249	366,219	282,177
	WAMU MORTGAGE PASS THRO S4 2A9	VAR RT 06/25/2033 DD 05/25/03	212,913	147,043	193,957
	WELLPOINT INC	5.875% 06/15/2017 DD 06/08/07	270,000	272,114	301,806
	WELLPOINT INC	6.000% 02/15/2014 DD 02/05/09	110,000	121,516	122,258
	WELLS FARGO & CO	6.375% 08/01/2011 DD 07/31/01	180,000	186,257	185,773
	WELLS FARGO & CO	5.300% 08/26/2011 DD 08/29/06	15,000	14,973	15,461
	WELLS FARGO CAPITAL X	5.950% 12/15/2036 DD 12/05/06	100,000	100,179	96,526
	WELLS FARGO CAPITAL XV	VAR RT 12/31/2049 DD 09/10/08	260,000	260,000	289,250
	WILLIAMS COS INC/THE	7.875% 09/01/2021 DD 08/21/01	260,000	291,144	306,888
	WILLIAMS PARTNERS LP	5.250% 03/15/2020 DD 02/09/10	120,000	119,998	124,392
	WYETH	5.950% 04/01/2037 DD 03/27/07	200,000	198,642	221,326
	FHLMC POOL #1N-1458	VAR RT 03/01/2037 DD 04/01/07	(11,257)	11,257	11,257
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2026 DD 01/01/11	700,000	(707,438)	(707,438)

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2026 DD 01/01/11	1,300,000	(1,336,766)	(1,336,766)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2026 DD 01/01/11	200,000	(203,375)	(203,375)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2041 DD 01/01/11	1,500,000	(1,452,656)	(1,452,656)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2041 DD 01/01/11	200,000	(193,688)	(193,688)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	1,600,000	(1,603,750)	(1,603,750)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	400,000	(400,875)	(400,875)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	2,500,000	(2,505,176)	(2,505,176)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	2,900,000	(2,842,906)	(2,842,906)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2040 DD 01/01/10	800,000	(823,938)	(823,938)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	500,000	(506,953)	(506,953)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	700,000	(709,844)	(709,844)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	500,000	(507,422)	(507,422)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	500,000	(507,266)	(507,266)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	400,000	(408,625)	(408,625)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	300,000	(306,703)	(306,703)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	1,300,000	(1,320,109)	(1,320,109)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	500,000	(507,734)	(507,734)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	2,900,000	(2,922,996)	(2,922,996)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	400,000	(405,688)	(405,688)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	400,000	(405,813)	(405,813)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	200,000	(204,375)	(204,375)
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	100,000	(102,203)	(102,203)
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2041 DD 01/01/11	2,200,000	(2,307,250)	(2,307,250)
	COMMIT TO PUR FNMA SF MTG	5.000% 09/01/2040 DD 09/01/10	100,000	(106,016)	(106,016)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2040 DD 01/01/10	2,000,000	(2,149,844)	(2,149,844)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2040 DD 01/01/10	1,800,000	(1,935,141)	(1,935,141)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	200,000	(215,203)	(215,203)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	500,000	(533,594)	(533,594)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	100,000	(106,734)	(106,734)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	400,000	(427,375)	(427,375)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	300,000	(320,719)	(320,719)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	1,600,000	(1,711,250)	(1,711,250)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	700,000	(749,219)	(749,219)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	400,000	(427,828)	(427,828)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	1,200,000	(1,283,484)	(1,283,484)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	500,000	(537,656)	(537,656)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	200,000	(213,719)	(213,719)
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	100,000	(106,859)	(106,859)
	COMMIT TO PUR FNMA SF MTG	5.500% 02/01/2040 DD 02/01/10	100,000	(106,645)	(106,645)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2040 DD 01/01/10	5,500,000	(5,972,441)	(5,972,441)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	300,000	(326,918)	(326,918)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	200,000	(217,805)	(217,805)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	2,900,000	(3,138,344)	(3,138,344)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	900,000	(975,938)	(975,938)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	1,300,000	(1,416,391)	(1,416,391)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	900,000	(974,672)	(974,672)
	COMMIT TO PUR FNMA SF MTG	6.000% 02/01/2040 DD 02/01/10	2,000,000	(2,166,563)	(2,166,563)
	COMMIT TO PUR GNMA SF MTG	3.500% 01/15/2041 DD 01/01/11	100,000	(96,109)	(96,109)
	COMMIT TO PUR GNMA SF MTG	3.500% 01/15/2041 DD 01/01/11	100,000	(96,234)	(96,234)
	COMMIT TO PUR GNMA SF MTG	4.000% 01/15/2041 DD 01/01/11	100,000	(100,609)	(100,609)
	COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2041 DD 01/01/11	300,000	(322,078)	(322,078)
	COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2041 DD 01/01/11	200,000	(214,750)	(214,750)
	COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2041 DD 01/01/11	200,000	(214,688)	(214,688)
	COMMIT TO PUR GNMA SF MTG	6.000% 01/15/2040 DD 01/01/10	100,000	(109,656)	(109,656)
	COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2041 DD 01/01/11	100,000	(100,578)	(100,578)
	COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2041 DD 01/01/11	300,000	(300,680)	(300,680)
	COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2041 DD 01/01/11	1,700,000	(1,686,055)	(1,686,055)
	COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2041 DD 01/01/11	900,000	(909,000)	(909,000)

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2041 DD 01/01/11	700,000	(688,023)	(688,023)
	COMMIT TO PUR GNMA II JUMBOS	4.000% 01/20/2041 DD 01/01/11	300,000	(300,680)	(300,680)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2040 DD 01/01/10	500,000	(513,359)	(513,359)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2040 DD 01/01/10	400,000	(411,188)	(411,188)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2040 DD 01/01/10	400,000	(411,313)	(411,313)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2041 DD 01/01/11	500,000	(513,906)	(513,906)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2041 DD 01/01/11	500,000	(514,844)	(514,844)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2040 DD 01/01/10	300,000	(308,672)	(308,672)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2041 DD 01/01/11	800,000	(821,438)	(821,438)
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2041 DD 01/01/11	100,000	(102,680)	(102,680)
	COMMIT TO PUR GNMA II JUMBOS	5.500% 01/20/2040 DD 01/01/10	100,000	(107,297)	(107,297)
	COMMIT TO PUR GNMA II JUMBOS	5.500% 01/20/2040 DD 01/01/10	100,000	(107,297)	(107,297)
	COMMIT TO PUR GNMA II JUMBOS	5.500% 01/20/2040 DD 01/01/10	100,000	(107,297)	(107,297)
	COMMIT TO PUR GNMA II JUMBOS	5.500% 01/20/2040 DD 01/01/10	300,000	(321,797)	(321,797)
	COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2040 DD 01/01/10	800,000	(872,125)	(872,125)
	COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2040 DD 01/01/10	300,000	(328,172)	(328,172)
	COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2041 DD 01/01/11	800,000	(870,625)	(870,625)
	COMMIT TO PUR GNMA II JUMBOS	6.000% 01/20/2041 DD 01/01/11	500,000	(544,141)	(544,141)
	US TREAS-CPI INFLAT	2.125% 02/15/2040 DD 02/15/10	101,192	(107,133)	(107,133)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2041 DD 01/01/11	(500,000)	472,500	472,500
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2041 DD 01/01/11	(900,000)	873,984	873,984
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(1,700,000)	1,669,586	1,669,586
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(700,000)	681,297	681,297
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(500,000)	511,563	511,563
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(300,000)	306,984	306,984
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(500,000)	507,188	507,188
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(400,000)	406,250	406,250
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(400,000)	406,375	406,375
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(500,000)	507,891	507,891
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(500,000)	508,906	508,906
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(100,000)	102,359	102,359
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(800,000)	825,156	825,156
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(300,000)	304,969	304,969
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	(900,000)	913,500	913,500
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2041 DD 01/01/11	(800,000)	838,688	838,688
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2041 DD 01/01/11	(700,000)	734,207	734,207
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2041 DD 01/01/11	(300,000)	314,531	314,531
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2041 DD 01/01/11	(300,000)	314,555	314,555
	COMMIT TO PUR FNMA SF MTG	5.000% 09/01/2040 DD 09/01/10	(100,000)	105,859	105,859
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(800,000)	849,375	849,375
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(1,100,000)	1,168,750	1,168,750
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(300,000)	318,750	318,750
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(800,000)	850,500	850,500
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(100,000)	106,828	106,828
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(200,000)	212,500	212,500
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(800,000)	850,250	850,250
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(1,100,000)	1,182,156	1,182,156
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(1,200,000)	1,289,625	1,289,625
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(200,000)	212,438	212,438
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(600,000)	637,500	637,500
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	(600,000)	637,688	637,688
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(2,000,000)	2,170,313	2,170,313
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(1,300,000)	1,410,602	1,410,602
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(1,600,000)	1,733,750	1,733,750
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(700,000)	758,953	758,953
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(100,000)	108,344	108,344
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(1,600,000)	1,733,313	1,733,313
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(700,000)	758,406	758,406

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR PACIFIC LIFE G-26108-01 ANNUITY
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	(400,000)	433,375	433,375
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2040 DD 01/01/10	(300,000)	310,594	310,594
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2040 DD 01/01/10	(300,000)	310,594	310,594
	COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2040 DD 01/01/10	(100,000)	103,531	103,531
	FNMA POOL #0745755	5.000% 12/01/2035 DD 07/01/06	(2,130,272)	2,248,325	2,248,325
	U S TREASURY BONDS	4.375% 05/15/2040 DD 05/15/10	(100,000)	99,680	99,680
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		31,482,357	31,482,357
	TOTAL UNDERLYING ASSETS			142,933,429	145,893,799
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(3,737,250)
	WRAPPER				542,852
	CONTRACT VALUE				142,699,401

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ACE CAPITAL TRUST II	9.700% 04/01/2030 DD 03/31/00	225,000	310,655	276,347
	ACE INA HOLDINGS	2.600% 11/23/2015 DD 11/23/10	140,000	139,870	137,824
	AESOP 2010-3A A	4.640% 05/20/2016 DD 03/23/10	280,000	279,965	294,941
	AHMAT 2010-ADV1 A1	3.968% 08/06/2022 DD 08/12/10	165,000	165,000	165,413
	ALLYA 2009-A A3	2.330% 06/17/2013 DD 09/11/09	370,000	369,953	375,920
	ALLYA 2009-B A4 144A	3.050% 12/15/2014 DD 11/10/09	230,000	235,247	239,363
	ALTRIA GROUP INC	4.125% 09/11/2015 DD 06/11/10	75,000	74,681	78,419
	ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	400,000	494,264	522,016
	AMB PROPERTY LP	4.500% 08/15/2017 DD 08/09/10	215,000	212,680	214,989
	AMERICAN EXPRESS CREDIT CORP	7.300% 08/20/2013 DD 08/20/08	520,000	595,456	585,967
	AMERICREDIT AUTOMOBILE RE A A3	3.510% 07/06/2017 DD 03/31/10	580,000	579,931	602,133
	AMERICREDIT AUTOMOBILE RE A3	1.270% 04/08/2015 DD 11/18/10	196,000	195,969	195,853
	AMERICREDIT AUTOMOBILE REC 1 C	5.190% 08/17/2015 DD 02/12/10	100,000	99,989	105,765
	AMGEN INC	6.400% 02/01/2039 DD 01/16/09	195,000	194,089	224,566
	ANADARKO PETROLEUM CORP	6.200% 03/15/2040 DD 03/16/10	295,000	292,855	287,973
	ANHEUSER-BUSCH INBEV WORLDWIDE	5.375% 01/15/2020 DD 10/16/09	125,000	124,181	135,449
	ANHEUSER-BUSCH INBEV WORLDWIDE	7.750% 01/15/2019 DD 01/12/09	325,000	324,750	404,414
	ANHEUSER-BUSCH INBEV WORLDWIDE	6.875% 11/15/2019 DD 05/14/09	25,000	24,906	29,801
	ARCELORMITTAL	6.125% 06/01/2018 DD 05/27/08	205,000	204,121	218,425
	ARCELORMITTAL	3.750% 08/05/2015 DD 08/05/10	150,000	148,685	151,250
	AT&T INC	5.500% 02/01/2018 DD 02/01/08	125,000	144,006	138,860
	AT&T INC	2.500% 08/15/2015 DD 07/30/10	165,000	164,495	164,421
	AT&T INC	5.100% 09/15/2014 DD 11/03/04	180,000	179,804	196,938
	AVNET INC	6.625% 09/15/2016 DD 09/12/06	175,000	175,429	193,417
	BANC OF AMERICA COMMERCIA 2 A4	VAR RT 07/10/2043 DD 06/01/05	456,137	438,640	473,265
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	500,000	477,501	495,475
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	165,000	141,481	171,704
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	70,000	56,991	71,524
	BANK OF AMERICA CORP	5.625% 07/01/2020 DD 06/22/10	100,000	99,642	101,949
	BANK OF AMERICA CORP	5.875% 01/05/2021 DD 12/21/10	45,000	44,669	46,557
	BANK OF NEW YORK MELLON CORP/T	2.950% 06/18/2015 DD 06/18/10	375,000	374,516	379,811
	BANK OF NEW YORK MELLON CORP/T	2.500% 01/15/2016 DD 12/09/10	240,000	239,928	237,228
	BARCLAYS BANK PLC	5.000% 09/22/2016 DD 09/22/09	205,000	205,844	216,931
	BARCLAYS BANK PLC	5.140% 10/14/2020 DD 10/14/10	300,000	299,790	269,925
	BARCLAYS BANK PLC	6.050% 12/04/2017 DD 12/04/07	150,000	164,481	153,870
	BAT INTERNATIONAL FINANCE PLC	9.500% 11/15/2018 DD 11/21/08	165,000	163,442	217,135
	BEAR STEARNS COMMERCIA PW11 A4	VAR RT 03/11/2039 DD 03/01/06	725,000	589,516	783,863
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/01/2038 DD 12/01/06	190,000	204,517	200,693
	BEAR STEARNS COMMERCIA PWR3 A4	4.715% 02/11/2041 DD 03/01/04	180,000	160,664	189,925
	BEAR STEARNS COMMERCIA PWR7 A3	5.116% 02/11/2041 DD 03/01/05	730,000	696,159	771,727
	BEAR STEARNS COMMERCIA TOP2 A2	6.480% 02/15/2035 DD 05/01/01	270,446	275,264	271,420
	BEAR STEARNS COMMERCIAL T18 A4	4.933% 02/13/2042 DD 04/01/05	430,000	414,597	458,905
	BEAR STEARNS COMMERCIAL T28 A4	5.742% 09/11/2042 DD 10/01/07	390,000	336,923	422,195
	BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	150,000	149,562	171,006
	BELLSOUTH CORP	4.750% 11/15/2012 DD 11/15/04	325,000	324,207	346,678
	BLACKROCK INC	3.500% 12/10/2014 DD 12/10/09	220,000	219,681	228,144
	BP CAPITAL MARKETS PLC	3.125% 10/01/2015 DD 10/01/10	475,000	473,651	474,672
	BRANDYWINE OPERATING PARTNERSH	5.700% 05/01/2017 DD 04/30/07	240,000	239,601	239,395
	BRAZIL(REP OF)	7.125% 20-JAN-2037 USD1000	60,000	65,178	71,550
	CALIFORNIA ST	4.850% 10/01/2014 DD 10/15/09	420,000	423,952	435,805
	CALIFORNIA ST	7.625% 03/01/2040 DD 04/01/10	30,000	30,510	31,302
	CAPITAL ONE FINANCIAL CORP	6.150% 09/01/2016 DD 08/29/06	350,000	362,737	378,917
	CAPITAL ONE MULTI 06-2 A	4.850% 11/15/2013 DD 02/03/06	250,000	256,182	250,425
	CARDINAL HEALTH INC	5.800% 10/15/2016 DD 10/15/07	260,000	291,382	291,730
	CARGILL INC	5.600% 09/15/2012 DD 09/11/07	365,000	364,887	391,828
	CBS CORP	5.500% 05/15/2033 DD 05/14/03	200,000	189,952	183,846

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	CBS CORP	5.750% 04/15/2020 DD 04/05/10	225,000	226,037	239,099
	CELLCO PARTNERSHIP / VERIZON W	8.500% 11/15/2018 DD 05/15/09	325,000	321,539	425,279
	CELLCO PARTNERSHIP / VERIZON W	5.550% 02/01/2014 DD 08/01/09	45,000	44,711	49,622
	CENTERPOINT ENERGY INC	6.500% 05/01/2018 DD 05/06/08	75,000	74,615	83,507
	CIA BRAS BEBIDAS NTS	8.750% 15-SEPT-2013	330,000	374,788	379,896
	CITIBANK CR CARD 2001-A7 A7	VAR RT 08/15/2013 DD 08/23/01	894,000	869,974	893,499
	CITIGROUP INC	8.500% 05/22/2019 DD 05/22/09	795,000	876,581	986,937
	CITIGROUP INC	5.500% 10/15/2014 DD 09/24/09	265,000	263,662	285,524
	COCA-COLA ENTERPRISES INC	2.125% 09/15/2015 DD 09/14/10	375,000	373,620	364,421
	COMCAST CABLE COMMUNICATIONS H	8.375% 03/15/2013 DD 11/18/02	330,000	323,601	375,507
	COMCAST CORP	5.150% 03/01/2020 DD 03/01/10	200,000	202,677	210,068
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2041 DD 01/01/11	7,500,000	7,196,484	7,162,500
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	8,200,000	8,168,336	8,156,458
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	4,600,000	4,968,719	4,999,648
	COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2041 DD 01/01/11	2,300,000	2,540,781	2,555,875
	COMMIT TO PUR GNMA SF MTG	4.000% 01/15/2041 DD 01/01/11	8,200,000	8,223,703	8,255,104
	CONTINENTAL AIRLS PASSTHRU TR	5.983% 04/19/2022 DD 04/10/07	67,523	67,523	71,237
	CORPORACION NACIONAL 144A	6.375% 11/30/2012 DD 12/02/02	90,000	89,600	97,811
	COUNTRYWIDE HOME LOAN M 29 1A1	VAR RT 02/25/2035 DD 12/29/04	26,904	26,904	22,599
	COUNTRYWIDE HOME LOAN MO 7 1A1	VAR RT 03/25/2035 DD 01/27/05	66,824	66,824	52,236
	COX COMMUNICATIONS INC	5.450% 12/15/2014 DD 12/15/04	375,000	367,673	412,830
	COX COMMUNICATIONS INC	8.375% 03/01/2039 DD 02/20/09	275,000	339,109	356,375
	CREDIT SUISSE AG	5.400% 01/14/2020 DD 01/14/10	560,000	558,634	571,911
	CREDIT SUISSE/NEW YORK NY	4.375% 08/05/2020 DD 08/05/10	250,000	249,680	245,450
	CVS CAREMARK CORP	6.250% 06/01/2027 DD 05/25/07	75,000	81,024	82,478
	CVS CAREMARK CORP	3.250% 05/18/2015 DD 05/18/10	110,000	109,839	111,792
	CVS PASS-THROUGH TRUST	5.880% 01/10/2028 DD 06/10/09	397,667	397,667	403,489
	CYTEC INDUSTRIES INC	6.000% 10/01/2015 DD 10/04/05	375,000	374,071	410,768
	DIRECTV HOLDINGS LLC / DIRECTV	6.000% 08/15/2040 DD 08/17/10	450,000	443,966	451,769
	DISCOVER FINANCIAL SERVICES	6.450% 06/12/2017 DD 12/12/07	80,000	79,837	83,296
	DISCOVERY COMMUNICATIONS LLC	3.700% 06/01/2015 DD 06/03/10	320,000	319,523	331,309
	DOMINION RESOURCES INC/VA	6.400% 06/15/2018 DD 06/17/08	255,000	254,760	296,682
	DR PEPPER SNAPPLE GROUP INC	2.350% 12/21/2012 DD 12/21/09	215,000	214,920	220,016
	DUKE ENERGY CORP	5.650% 06/15/2013 DD 06/16/08	400,000	399,212	439,236
	DUKE REALTY LP	5.950% 02/15/2017 DD 08/24/06	30,000	30,450	31,244
	DUKE REALTY LP	7.375% 02/15/2015 DD 08/11/09	195,000	216,771	217,630
	EDF SA	6.500% 01/26/2019 DD 01/26/09	325,000	323,986	379,197
	ERAC USA FIN CO GTD NT 144A	8.000% 01/15/2011 DD 01/16/01	325,000	349,781	325,566
	ERAC USA FINANCE LLC	2.750% 07/01/2013 DD 07/01/10	30,000	29,954	30,536
	EVEREST REINSURANCE HOLDINGS I	5.400% 10/15/2014 DD 10/12/04	250,000	250,055	263,643
	EVEREST REINSURANCE HOLDINGS I	VAR RT 05/15/2037 DD 05/03/07	325,000	325,895	307,938
	EXPRESS SCRIPTS INC	6.250% 06/15/2014 DD 06/09/09	180,000	179,233	201,233
	FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	571,226	548,600	601,952
	FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	122,938	118,069	130,397
	FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	267,843	257,234	282,277
	FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	12,931	12,419	13,627
	FHLMC POOL #A6-9756	5.000% 12/01/2037 DD 12/01/07	1,175,436	1,127,316	1,233,890
	FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	1,081,558	1,037,282	1,135,344
	FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	4,489,470	4,433,352	4,711,789
	FHLMC POOL #B1-1979	5.500% 01/01/2019 DD 01/01/04	48,322	48,375	52,119
	FHLMC POOL #B1-5149	5.500% 06/01/2019 DD 06/01/04	64,193	66,460	69,238
	FHLMC POOL #B1-5992	5.500% 08/01/2019 DD 08/01/04	102,350	105,964	110,393
	FHLMC POOL #B1-6466	5.500% 09/01/2019 DD 09/01/04	222,736	222,979	240,240
	FHLMC POOL #E0-1216	5.500% 10/01/2017 DD 10/01/02	145,314	150,445	156,551
	FHLMC POOL #E0-1648	5.500% 05/01/2019 DD 05/01/04	15,642	16,194	16,871
	FHLMC POOL #E9-2026	5.500% 10/01/2017 DD 10/01/02	208,494	215,856	223,837
	FHLMC POOL #E9-9911	5.500% 10/01/2018 DD 09/01/03	139,493	144,418	150,455

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	451,881	424,451	476,188
	FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	1,752,935	1,764,987	1,869,681
	FHLMC POOL #G1-0847	5.500% 11/01/2013 DD 11/01/98	2,983	3,088	3,199
	FHLMC POOL #G1-2164	6.500% 05/01/2017 DD 05/01/06	3,920	3,982	4,274
	FHLMC POOL #G1-2165	6.500% 01/01/2019 DD 05/01/06	3,162	3,212	3,459
	FHLMC MULTICLASS MTG	3.250% 06/15/2017 DD 06/01/03	153,138	146,916	156,433
	FHLMC MULTICLASS MTG	5.000% 01/15/2033 DD 10/01/03	460,000	451,627	491,285
	FHLMC MULTICLASS MTG 2736 PD	5.000% 03/15/2032 DD 01/01/04	660,000	646,336	700,583
	FHLMC MULTICLASS MTG K003 A5	5.085% 03/25/2019 DD 06/01/09	175,000	176,749	185,026
	FNMA POOL #0251196	7.000% 09/01/2012 DD 08/01/97	2,227	3,509	2,338
	FNMA POOL #0252441	6.000% 05/01/2019 DD 04/01/99	29,966	32,649	32,677
	FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	1,068,853	1,047,935	1,146,099
	FNMA POOL #0420642	7.000% 10/01/2012 DD 03/01/98	362	497	363
	FNMA POOL #0545892	5.409% 10/01/2012 DD 09/01/02	594,857	648,557	623,357
	FNMA POOL #0555435	4.668% 05/01/2013 DD 05/01/03	779,973	772,630	818,465
	FNMA POOL #0555648	4.693% 06/01/2013 DD 07/01/03	872,999	908,158	920,054
	FNMA POOL #0693008	5.000% 05/01/2018 DD 05/01/03	11,749	11,792	12,581
	FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	421,535	400,409	445,836
	FNMA POOL #0726028	5.000% 08/01/2018 DD 07/01/03	54,656	54,853	58,525
	FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	233,154	234,684	251,316
	FNMA POOL #0733371	5.000% 08/01/2018 DD 07/01/03	155,478	156,935	166,483
	FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	166,264	167,356	179,216
	FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	307,512	309,530	331,467
	FNMA POOL #0735065	4.648% 08/01/2013 DD 11/01/04	1,097,181	1,102,581	1,149,846
	FNMA POOL #0738499	5.500% 09/01/2033 DD 09/01/03	231,672	233,193	249,720
	FNMA POOL #0738632	5.000% 11/01/2018 DD 11/01/03	239,715	241,962	256,682
	FNMA POOL #0743133	5.000% 10/01/2018 DD 09/01/03	240,793	243,050	257,836
	FNMA POOL #0743186	5.000% 10/01/2018 DD 09/01/03	500,477	505,169	535,900
	FNMA POOL #0743859	5.000% 11/01/2018 DD 10/01/03	552,324	557,502	591,417
	FNMA POOL #0743887	5.000% 11/01/2018 DD 10/01/03	218,291	220,337	233,741
	FNMA POOL #0747866	5.000% 11/01/2018 DD 11/01/03	295,088	297,855	315,975
	FNMA POOL #0757861	5.000% 10/01/2018 DD 11/01/03	220,575	222,643	236,187
	FNMA POOL #0778421	5.000% 08/01/2035 DD 07/01/05	100,632	98,981	106,245
	FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	267,239	262,854	282,145
	FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	101,189	99,528	107,592
	FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	21,085	20,739	22,261
	FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	410,498	403,763	433,396
	FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	46,687	44,316	49,291
	FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	436,021	428,868	460,343
	FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	284,197	279,535	300,050
	FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	254,669	250,491	268,874
	FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	323,733	318,422	341,791
	FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	381,684	369,100	402,974
	FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	147,675	140,274	155,912
	FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	91,576	86,987	96,684
	FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	415,912	395,067	439,111
	FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	473,301	449,580	499,701
	FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	176,056	167,116	185,876
	FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	33,992	33,327	36,448
	FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	2,743,729	2,737,299	2,954,036
	FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	1,267,314	1,225,433	1,338,005
	FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	355,728	349,114	381,436
	FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	40,701	38,661	42,972
	FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	61,472	60,329	65,915
	FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	934,277	912,307	993,398
	FORD CREDIT AUTO OWNER T A A4A	5.470% 06/15/2012 DD 06/27/07	483,952	499,529	492,692
	FORD CREDIT AUTO OWNER TR D A4	2.980% 08/15/2014 DD 09/11/09	360,000	359,941	372,985

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GENERAL ELECTRIC CAPITAL CORP	6.875% 01/10/2039 DD 01/09/09	270,000	265,891	312,028
	GENERAL ELECTRIC CAPITAL CORP	6.000% 08/07/2019 DD 08/07/09	300,000	299,664	333,777
	GENERAL ELECTRIC CAPITAL CORP	5.500% 01/08/2020 DD 01/08/10	95,000	94,675	101,602
	GENERAL ELECTRIC CAPITAL CORP	3.500% 06/29/2015 DD 06/28/10	50,000	49,930	50,876
	GENERAL ELECTRIC CO	5.250% 12/06/2017 DD 12/06/07	565,000	560,452	610,251
	GFCM LLC 03-1 A-5 144A	5.7426% 05/12/2035 DD 09/01/03	140,000	140,699	153,430
	GNMA POOL #0249532	8.500% 04/15/2018 DD 05/01/88	14,815	15,999	17,011
	GNMA POOL #0345910	6.000% 12/15/2023 DD 12/01/93	27,661	28,828	30,491
	GNMA POOL #0427239	6.000% 01/15/2028 DD 01/01/98	1,050	1,094	1,159
	GNMA POOL #0434429	6.500% 06/15/2014 DD 07/01/99	15,535	19,339	16,960
	GNMA POOL #0462428	6.500% 12/15/2012 DD 12/01/97	1,042	1,442	1,049
	GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	6,846	7,135	7,558
	GNMA POOL #0477585	6.500% 09/15/2013 DD 09/01/98	1,911	2,768	2,086
	GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	4,446	4,633	4,909
	GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	14,202	14,846	15,681
	GNMA POOL #0493395	6.500% 01/15/2014 DD 01/01/99	13,271	15,475	14,488
	GNMA POOL #0513006	6.500% 07/15/2014 DD 07/01/99	6,298	7,997	6,875
	GNMA POOL #0517858	6.500% 09/15/2014 DD 09/01/99	20,339	22,658	22,205
	GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	1,733	1,787	1,913
	GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	21,395	22,364	23,789
	GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	777,178	804,075	853,815
	GNMA GTD REMIC P/T 06-38 XS IO	VAR RT 09/16/2035 DD 08/16/06	121,564	6,116	22,540
	GNMA II POOL #0782071	7.000% 05/15/2033 DD 03/01/06	161,144	168,143	184,124
	GOLDMAN SACHS GROUP INC/THE	7.500% 02/15/2019 DD 02/05/09	165,000	168,345	192,388
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/15/2027 DD 11/09/06	350,000	309,442	335,703
	GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	170,000	177,415	187,202
	GOLDMAN SACHS GROUP INC/THE	6.450% 05/01/2036 DD 04/18/06	270,000	269,206	265,235
	GOLDMAN SACHS GROUP INC/THE	6.250% 09/01/2017 DD 08/30/07	145,000	140,975	160,015
	GREENWICH CAPITAL COMMER C2 A4	4.915% 01/05/2036 DD 12/01/03	1,000,000	1,049,885	1,064,060
	GRUPO TELEVISA S.A.	6.625% 01/15/2040 DD 11/30/09	275,000	270,377	297,809
	GS MORTGAGE SECURITIES GG4 A4A	4.751% 07/10/2039 DD 06/01/05	1,000,000	1,007,474	1,054,550
	HARLEY DAVIDSON 07 3 CL A-4A	5.520% 11/15/2013 DD 08/30/07	121,009	122,446	124,658
	HARTFORD FINANCIAL SERVICES GR	5.500% 03/30/2020 DD 03/23/10	180,000	179,559	182,596
	HCP INC	6.450% 06/25/2012 DD 06/25/02	155,000	155,471	163,517
	HCP INC	6.000% 03/01/2015 DD 02/28/03	95,000	94,471	101,797
	HCP INC	5.650% 12/15/2013 DD 12/04/06	125,000	124,710	134,270
	HONDA AUTO REC 08-1 CL A-3	4.470% 01/18/2012 DD 06/26/08	12,642	12,989	12,678
	HSBC BANK PLC	3.500% 06/28/2015 DD 06/28/10	110,000	109,910	112,761
	HSBC BANK USA NA	7.000% 01/15/2039 DD 06/18/08	250,000	246,993	284,830
	HSBC HOLDINGS PLC	6.800% 06/01/2038 DD 05/27/08	275,000	274,403	297,363
	IMPAC CMB TRUST 1 1A1	VAR RT 04/25/2035 DD 01/28/05	104,693	104,693	83,680
	INCO LTD	7.200% 15-SEP-2032	300,000	298,656	318,768
	JP MORGAN CHASE COMMER CB11 A4	5.335% 08/12/2037 DD 03/01/05	1,250,000	1,226,514	1,345,800
	JP MORGAN CHASE COMMERC CBX A6	4.899% 01/12/2037 DD 11/01/04	300,000	301,488	309,342
	JPMORGAN CHASE & CO	5.125% 09/15/2014 DD 09/15/04	50,000	53,929	53,204
	JPMORGAN CHASE & CO	6.125% 06/27/2017 DD 06/27/07	550,000	550,000	603,422
	JPMORGAN CHASE & CO	4.950% 03/25/2020 DD 03/25/10	150,000	149,942	153,986
	JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	450,000	447,795	439,493
	KELLOGG CO	4.000% 12/15/2020 DD 12/13/10	575,000	570,038	567,094
	KIMCO REALTY CORP	5.584% 11/23/2015 DD 11/21/05	175,000	175,079	186,856
	KIMCO REALTY CORP	6.875% 10/01/2019 DD 09/24/09	160,000	159,744	181,008
	KIMCO REALTY CORP	4.300% 02/01/2018 DD 09/03/10	75,000	74,739	73,589
	KINDER MORGAN ENERGY PARTNERS	7.750% 03/15/2032 DD 03/14/02	145,000	172,193	168,261
	KINDER MORGAN ENERGY PARTNERS	5.000% 12/15/2013 DD 11/21/03	300,000	298,089	325,941
	KINDER MORGAN ENERGY PARTNERS	5.950% 02/15/2018 DD 02/12/08	55,000	60,541	60,572
	KRAFT FOODS INC	5.375% 02/10/2020 DD 02/08/10	350,000	347,116	376,695
	LAZARD GROUP LLC	6.850% 06/15/2017 DD 06/21/07	450,000	450,106	470,754

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08	695,000	762,328	753,331
	LB-UBS COMMERCIAL MORTGA C7 A5	6.133% 12/15/2030 DD 12/11/01	600,000	604,125	617,568
	LCM LTD PARTNERSHIP 8A A 144A	VAR RT 01/14/2021 DD 11/23/10	500,000	497,600	497,600
	LIBERTY MUT GRP INC 144A	5.750% 03/15/2014 DD 03/23/04	205,000	203,485	213,221
	LIBERTY MUTUAL INS NTS 144A	7.697% 10/15/2097 DD 10/15/97	110,000	114,826	97,528
	LIBERTY PROPERTY LP	6.625% 10/01/2017 DD 09/25/07	110,000	109,324	124,616
	LIFE TECHNOLOGIES CORP	4.400% 03/01/2015 DD 02/19/10	225,000	224,253	233,813
	MASSACHUSETTS MUTUAL LIFE INSU	8.875% 06/01/2039 DD 06/01/09	170,000	167,807	227,533
	MERCK & CO INC	3.875% 01/15/2021 DD 12/10/10	500,000	498,490	496,885
	MERRILL LYNCH & CO INC	6.400% 08/28/2017 DD 08/28/07	100,000	101,749	105,727
	MERRILL LYNCH & CO INC	5.450% 02/05/2013 DD 02/05/08	150,000	149,805	158,219
	MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	130,000	129,888	142,267
	MERRILL LYNCH & CO INC	7.750% 05/14/2038 DD 05/14/08	175,000	174,960	181,620
	MERRILL LYNCH MORTGAGE B 2 1A1	VAR RT 08/25/2036 DD 06/01/07	452,261	447,368	359,114
	METROPOLITAN LIFE INS NT 144A	7.700% 11/01/2015 DD 11/01/95	500,000	512,095	592,865
	MLCC MORTGAGE INVESTORS I A A1	VAR RT 03/25/2030 DD 02/28/05	97,899	97,899	87,794
	MLCC MORTGAGE INVESTORS I G A1	VAR RT 01/25/2030 DD 12/29/04	36,997	36,997	33,606
	MORGAN STANLEY	5.550% 04/27/2017 DD 04/27/07	100,000	99,697	104,180
	MORGAN STANLEY	6.250% 08/28/2017 DD 08/28/07	55,000	54,919	59,244
	MORGAN STANLEY	6.625% 04/01/2018 DD 04/01/08	225,000	225,000	244,073
	MORGAN STANLEY	6.000% 05/13/2014 DD 05/13/09	465,000	495,490	502,423
	MORGAN STANLEY	4.200% 11/20/2014 DD 11/20/09	150,000	149,940	153,245
	MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	455,000	490,902	481,786
	MORGAN STANLEY CAPITAL T21 A4	VAR RT 10/12/2052 DD 01/01/06	595,000	478,231	634,502
	MORGAN STANLEY CAPITAL T23 A4	VAR RT 08/12/2041 DD 08/01/06	750,000	652,266	823,500
	MORGAN STANLEY CAPITAL T29 A4	VAR RT 01/11/2043 DD 02/01/08	375,000	336,094	413,254
	MORGAN STANLEY DEAN WI TOP3 A4	6.390% 07/15/2033 DD 07/01/01	29,908	30,052	30,341
	MORGAN STANLEY DEAN WI TOP9 A2	4.740% 11/13/2036 DD 02/01/03	1,000,000	1,044,883	1,045,790
	MORTGAGEIT TRUST 1 1A1	VAR RT 02/25/2035 DD 01/19/05	82,196	82,273	61,307
	NAVIGATORS GROUP INC/THE	7.000% 05/01/2016 DD 04/17/06	74,000	73,769	75,696
	NBC UNIVERSAL INC	3.650% 04/30/2015 DD 04/30/10	275,000	274,390	282,068
	NBC UNIVERSAL INC	4.375% 04/01/2021 DD 10/04/10	350,000	349,913	339,714
	NEW CINGULAR WIRELESS SERVICES	8.125% 05/01/2012 DD 04/16/02	250,000	258,125	273,095
	NEW JERSEY ST TPK AUTH TPK REV	7.414% 01/01/2040 DD 04/28/09	150,000	150,000	164,640
	NEW YORK LIFE INSURANCE CO	6.750% 11/15/2039 DD 10/08/09	350,000	349,192	412,685
	NEWS AMERICA HOLDINGS INC	9.250% 02/01/2013 DD 02/01/93	375,000	418,561	432,184
	NGPL PIPECO LLC SR NT 144A	6.514% 12/15/2012 DD 12/21/07	400,000	400,000	431,724
	NOMURA HOLDINGS INC	5.000% 03/04/2015 DD 03/04/10	200,000	199,372	208,518
	OBP 2010-OBP A	4.646% 07/15/2045 DD 07/01/10	280,000	279,998	285,701
	PACIFIC LIFE INSURANCE CO	9.250% 06/15/2039 DD 06/19/09	265,000	264,873	344,375
	PEPSICO INC	3.125% 11/01/2020 DD 10/26/10	100,000	99,167	93,983
	PEPSICO INC/NC	7.900% 11/01/2018 DD 10/24/08	33,000	32,920	42,458
	PFIZER INC NT	6.200% 03/15/2019 DD 03/24/09	175,000	174,823	204,988
	PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	405,000	425,594	433,427
	PRINCIPAL FINANCIAL GROUP INC	7.875% 05/15/2014 DD 05/21/09	235,000	235,000	270,734
	PRUDENTIAL FINANCIAL INC	5.150% 01/15/2013 DD 01/11/08	210,000	209,801	223,984
	PRUDENTIAL FINANCIAL INC	6.200% 01/15/2015 DD 06/08/09	45,000	44,972	49,626
	PRUDENTIAL FINANCIAL INC	4.750% 09/17/2015 DD 09/15/09	175,000	174,592	185,147
	PRUDENTIAL FINANCIAL INC	2.750% 01/14/2013 DD 01/14/10	75,000	74,897	76,369
	REALTY INCOME CORP	6.750% 08/15/2019 DD 09/05/07	300,000	299,481	339,030
	RIO TINTO FIN USA LTD	1.875% 11/02/2015 DD 11/02/10	160,000	159,870	153,600
	ROCHE HOLDINGS INC	6.000% 03/01/2019 DD 02/25/09	375,000	369,105	436,065
	ROCKIES EXPRESS PIPELINE LLC	3.900% 04/15/2015 DD 03/22/10	425,000	424,737	420,363
	ROYAL BANK OF SCOTLAND PLC/THE	3.950% 09/21/2015 DD 09/20/10	225,000	224,534	221,182
	SBA TOWER TRUST	4.254% 04/15/2015 DD 04/16/10	375,000	375,000	388,054
	SEQUOIA MORTGAGE TRUST 1 A1	VAR RT 02/20/2035 DD 01/27/05	108,482	108,482	96,039
	SEQUOIA MORTGAGE TRUST 10 A2	VAR RT 11/20/2034 DD 10/28/04	75,584	75,584	65,801

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PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	SEQUOIA MORTGAGE TRUST 11 A1	VAR RT 12/20/2034 DD 11/23/04	47,446	47,446	41,120
	SEQUOIA MORTGAGE TRUST 12 A1	VAR RT 01/20/2035 DD 12/22/04	53,821	53,821	44,449
	SIMON PROPERTY GROUP LP	4.375% 03/01/2021 DD 08/16/10	145,000	144,427	143,293
	SOUTHWEST AIRLINES CO 2007-1 P	6.150% 08/01/2022 DD 10/03/07	296,455	299,912	326,100
	ST JUDE MEDICAL INC	2.500% 01/15/2016 DD 12/06/10	195,000	194,819	192,488
	SUN CDA FINL CO SUB NT 144A	7.250% 12/15/2015 DD 12/19/95	600,000	598,374	621,618
	SVENSKA HANDELSBANKEN AB	4.875% 06/10/2014 DD 06/10/09	200,000	211,970	212,598
	TARGET CORP	7.000% 01/15/2038 DD 01/17/08	450,000	548,829	551,673
	TELECOM ITALIA CAPITAL SA	6.200% 07/18/2011 DD 07/18/06	430,000	446,138	441,292
	TELECOM ITALIA CAPITAL SA	6.999% 06/04/2018 DD 06/04/08	65,000	65,000	68,824
	TELEFONICA EMISIONES SAU	5.134% 04/27/2020 DD 04/26/10	145,000	145,000	139,597
	TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	540,000	538,753	602,532
	TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	140,000	139,789	162,506
	TIME WARNER INC	7.625% 04/15/2031 DD 04/19/01	150,000	142,982	182,352
	TIME WARNER INC	4.875% 03/15/2020 DD 03/11/10	125,000	124,588	130,181
	TIME WARNER INC	3.150% 07/15/2015 DD 07/14/10	140,000	139,833	142,243
	U S TREASURY BOND	5.375% 02/15/2031 DD 02/15/01	650,000	751,095	758,771
	U S TREASURY BOND	4.500% 02/15/2036 DD 02/15/06	380,000	401,981	393,418
	U S TREASURY BOND	4.250% 05/15/2039 DD 05/15/09	700,000	660,352	689,612
	U S TREASURY BONDS	4.375% 11/15/2039 DD 11/15/09	675,000	724,770	678,584
	U S TREASURY BONDS	3.875% 08/15/2040 DD 08/15/10	900,000	856,208	828,981
	U S TREASURY NOTE	4.250% 08/15/2014 DD 08/15/04	2,500,000	2,726,377	2,757,825
	U S TREASURY NOTE	4.250% 11/15/2014 DD 11/15/04	1,750,000	1,912,422	1,934,713
	U S TREASURY NOTE	1.125% 01/15/2012 DD 01/15/09	4,000,000	3,990,951	4,032,040
	U S TREASURY NOTE	1.750% 08/15/2012 DD 08/15/09	3,075,000	3,136,270	3,138,191
	U S TREASURY NOTE	3.250% 12/31/2016 DD 12/31/09	1,750,000	1,834,294	1,833,125
	U S TREASURY NOTE	0.875% 02/29/2012 DD 02/28/10	5,000,000	5,006,445	5,029,100
	U S TREASURY NOTE	1.750% 04/15/2013 DD 04/15/10	2,950,000	3,040,574	3,017,762
	U S TREASURY NOTE	0.375% 09/30/2012 DD 09/30/10	3,075,000	3,062,388	3,067,682
	U S TREASURY NOTE	2.625% 11/15/2020 DD 11/15/10	1,200,000	1,130,932	1,131,936
	UNION ELECTRIC CO	6.400% 06/15/2017 DD 06/15/07	345,000	344,696	390,509
	UNION ELECTRIC CO	6.700% 02/01/2019 DD 06/19/08	225,000	230,463	262,276
	UNITEDHEALTH GROUP INC	3.875% 10/15/2020 DD 10/25/10	21,000	20,930	20,034
	UNITEDHEALTH GROUP INC	6.000% 02/15/2018 DD 02/07/08	250,000	293,238	283,788
	UNITRIN INC	6.000% 05/15/2017 DD 05/11/07	95,000	94,380	93,862
	VAVOT 2010-A B	4.170% 10/20/2014 DD 05/27/10	295,000	294,981	303,369
	VERIZON COMMUNICATIONS INC	8.750% 11/01/2018 DD 11/04/08	75,000	97,181	97,937
	VERIZON COMMUNICATIONS INC	8.950% 03/01/2039 DD 11/04/08	275,000	268,078	391,900
	VERIZON GLOBAL FUNDING CORP	7.750% 12/01/2030 DD 06/01/01	260,000	309,518	322,546
	VIACOM INC	6.125% 10/05/2017 DD 10/05/07	250,000	248,215	282,035
	VIACOM INC	6.250% 04/30/2016 DD 04/12/06	257,000	255,872	292,474
	WACHOVIA BANK NA	6.600% 01/15/2038 DD 12/07/07	250,000	221,260	275,268
	WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	155,000	142,905	172,097
	WACHOVIA CORP	5.500% 05/01/2013 DD 04/25/08	320,000	319,277	348,224
	WACHOVIA CORP	5.750% 06/15/2017 DD 06/08/07	95,000	94,598	105,169
	WAL-MART STORES INC	5.250% 09/01/2035 DD 08/31/05	150,000	150,472	150,953
	WAL-MART STORES INC	5.625% 04/01/2040 DD 04/01/10	50,000	53,064	53,250
	WEA FIN LLC / WCI FIN LLC 144A	5.400% 10/01/2012 DD 09/28/06	250,000	249,530	265,030
	WELLS FARGO & CO	5.625% 12/11/2017 DD 12/10/07	450,000	449,186	498,231
	WILLIAMS PARTNERS LP	3.800% 02/15/2015 DD 02/09/10	145,000	144,933	149,843
	WILLIAMS PARTNERS LP	4.125% 11/15/2020 DD 11/09/10	80,000	79,993	75,775
	WORLD OMNI AUTO RECEIVABL A A3	1.340% 12/16/2013 DD 01/28/10	325,000	324,956	327,129
	WR BERKLEY CORP	5.875% 02/15/2013 DD 02/14/03	175,000	173,373	184,651
	XEROX CORP	4.250% 02/15/2015 DD 12/04/09	490,000	509,110	512,716
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2041 DD 01/01/11	7,500,000	(7,196,484)	(7,196,484)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	1,200,000	(1,195,406)	(1,195,406)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	8,200,000	(8,168,609)	(8,168,609)

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE #BDA00168TR-A
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	7,000,000	(6,972,656)	(6,972,656)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	4,600,000	(4,968,719)	(4,968,719)
	COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2041 DD 01/01/11	2,300,000	(2,540,781)	(2,540,781)
	COMMIT TO PUR GNMA SF MTG	4.000% 01/15/2041 DD 01/01/11	8,200,000	(8,223,703)	(8,223,703)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	(8,200,000)	8,137,859	8,137,859
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		22,335,811	22,335,811
	TOTAL UNDERLYING ASSETS			144,099,888	150,144,089
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(6,590,274)
	WRAPPER				295,026
	CONTRACT VALUE				143,848,841

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PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AEP TEXAS CENTRAL TRANSIT 1 A4	5.960% 07/15/2015 DD 02/07/02	8,870	9,333	9,464
	ALLSTATE LIFE GLOBAL FUNDING T	5.375% 04/30/2013 DD 04/30/08	1,450,000	1,471,748	1,578,992
	AMERICAN EXPRESS BANK FSB	5.500% 04/16/2013 DD 04/16/08	655,000	701,387	705,952
	AMERICAN EXPRESS CENTURION BAN	5.550% 10/17/2012 DD 10/17/07	1,645,000	1,642,944	1,759,525
	AMERICAN HONDA FIN CORP 144A	4.625% 04/02/2013 DD 04/02/08	1,550,000	1,549,039	1,651,246
	AMGEN INC SR NT	5.850% 06/01/2017 DD 12/01/07	1,940,000	2,161,296	2,214,510
	ANHEUSER-BUSCH INBEV WORLDWIDE	5.375% 11/15/2014 DD 05/14/09	1,295,000	1,293,407	1,426,766
	AT&T INC	4.950% 01/15/2013 DD 12/06/07	1,980,000	2,029,465	2,122,303
	AUSTRALIA & NEW ZEALAND BANKIN	3.700% 01/13/2015 DD 01/13/10	1,125,000	1,122,964	1,159,346
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	900,000	887,634	891,855
	BANK OF AMERICA CORP	5.490% 03/15/2019 DD 03/15/07	2,000,000	1,887,840	1,950,920
	BANK OF AMERICA NA	6.100% 06/15/2017 DD 06/19/07	870,000	896,222	908,915
	BARCLAYS BANK PLC	5.125% 01/08/2020 DD 01/08/10	1,070,000	1,061,258	1,092,748
	BERKSHIRE HATHAWAY FINANCE COR	5.400% 05/15/2018 DD 11/15/08	1,855,000	1,859,545	2,035,046
	BG ENERGY CAPITAL PLC	2.500% 12/09/2015 DD 12/09/10	660,000	656,218	653,908
	BOEING CO/THE	5.125% 02/15/2013 DD 02/11/03	1,470,000	1,454,330	1,591,084
	BOTTLING GROUP LLC	6.950% 03/15/2014 DD 10/24/08	890,000	908,450	1,031,341
	BRITISH TELECOMMUNICATIONS PLC	5.150% 01/15/2013 DD 12/12/07	1,115,000	1,164,528	1,187,085
	BURLINGTON NORTHERN SANTA FE L	7.000% 02/01/2014 DD 12/03/08	635,000	731,222	725,672
	BURLINGTON RESOURCES FINANCE C	6.500% 12/01/2011 DD 06/01/02	555,000	594,327	584,226
	CANADIAN IMPERIAL BANK OF COMM	2.000% 02/04/2013 DD 02/03/10	845,000	844,797	860,109
	CAPITAL AUTO RECEIVABLES 2 A4	5.420% 12/15/2014 DD 05/14/08	1,215,000	1,214,794	1,286,187
	CATERPILLAR FINANCIAL SERVICES	7.050% 10/01/2018 DD 09/26/08	800,000	797,384	967,704
	CDP FINANCIAL INC	3.000% 11/25/2014 DD 11/25/09	1,555,000	1,554,502	1,580,673
	CENTERPOINT ENERGY TRANSI A A2	4.970% 08/01/2014 DD 12/16/05	1,552,904	1,544,836	1,596,432
	CENTERPOINT ENERGY TRANSI A A4	5.170% 08/01/2019 DD 12/16/05	1,110,000	1,109,480	1,240,247
	CHASE ISSUANCE TRUST A11 A11	5.400% 07/15/2015 DD 07/30/08	1,745,000	1,943,777	1,921,193
	CHEVRON CORP PROFIT SHARING	7.327% 01/01/2014 DD 07/01/99	645,146	691,378	713,667
	CITIBANK CREDIT CARD ISS A5 A5	2.250% 12/23/2014 DD 12/23/09	2,320,000	2,338,069	2,371,643
	CITIGROUP INC	6.625% 06/15/2032 DD 06/06/02	385,000	277,316	385,273
	CITIGROUP INC	6.000% 10/31/2033 DD 10/30/03	860,000	702,302	805,089
	CITIGROUP INC	5.850% 12/11/2034 DD 12/09/04	905,000	745,993	883,461
	CITIGROUP INC	6.125% 08/25/2036 DD 08/25/06	820,000	608,577	785,732
	CITIGROUP INC	8.125% 07/15/2039 DD 07/23/09	515,000	504,551	655,152
	CLOROX CO	5.950% 10/15/2017 DD 10/09/07	1,500,000	1,518,345	1,673,610
	CLOROX CO	5.000% 03/01/2013 DD 03/03/08	545,000	592,742	582,136
	CNH EQUIPMENT TRUST C A4A	5.420% 03/17/2014 DD 12/13/07	557,963	557,889	569,965
	COMCAST CORP	4.950% 06/15/2016 DD 06/09/05	510,000	472,061	549,479
	COMCAST CORP	6.500% 01/15/2017 DD 07/14/06	545,000	603,942	628,260
	COMM 2001-J2 CL A1 144A	5.447% 07/16/2034 DD 10/01/01	761,680	786,911	764,879
	COMMERCIAL MORTGAGE ASSE C2 A3	VAR RT 11/17/2032 DD 10/11/99	416,374	451,620	457,104
	CONOCOPHILLIPS AUSTRALIA FUNDI	5.500% 04/15/2013 DD 04/11/06	1,475,000	1,487,272	1,617,352
	COOPER US INC	2.375% 01/15/2016 DD 12/07/10	555,000	553,984	547,441
	DAIMLER CHRYSLER AUTO TR B A3A	4.710% 09/10/2012 DD 05/19/08	312,774	312,739	315,802
	DETROIT EDISON 2001-1 BD CL A4	6.190% 03/01/2013 DD 03/09/01	427,950	440,554	432,084
	DEUTSCHE BANK AG/LONDON	5.375% 10/12/2012 DD 10/12/07	1,165,000	1,164,348	1,252,060
	DEXIA CREDIT LOCAL SA	2.750% 04/29/2014 DD 04/29/10	4,620,000	4,620,000	4,686,667
	DIAGEO FINANCE BV	5.500% 04/01/2013 DD 03/30/06	915,000	913,792	998,759
	DNB NOR BOLIGKREDIT AS 144A	2.100% 10/14/2015 DD 10/14/10	1,970,000	1,962,204	1,873,470
	DR PEPPER SNAPPLE GROUP INC	2.350% 12/21/2012 DD 12/21/09	610,000	609,774	624,231
	DUKE ENERGY CORP	5.650% 06/15/2013 DD 06/16/08	1,525,000	1,521,996	1,674,587
	EI DU PONT DE NEMOURS & CO	5.000% 01/15/2013 DD 12/03/07	291,000	290,366	312,554
	ENEL FINANCE INTERNATIONAL SA	3.875% 10/07/2014 DD 10/07/09	1,110,000	1,107,003	1,128,748
	ENTERGY STS RECON 07-A CL A1	5.510% 10/01/2013 DD 06/29/07	310,110	310,040	324,617
	FICO PRINCIPL-13 INT PMT 9.60%	0.000% 12/27/2018 DD 01/03/89	900,000	574,587	686,313
	FICO STRIPS SER 15 2019	9.650% 03/07/2019 DD 03/14/89	965,000	614,898	727,118
	FICO STRIPS SER 15-INT PMT ON	9.650% 2019 DUE 03/07/2015	825,000	624,674	755,090
	FINANCING CORP STRIP	0.000% 11/02/2014 DD 03/14/89	1,054,000	849,988	978,850
	FINANCING CORP STRIP	10.700% 10/06/2017 DD 10/08/87	650,000	913,634	956,644
	FINANCING CORP STRIP	10.350% 08/03/2018 DD 08/03/88	1,940,000	2,798,016	2,869,202
	FINANCING CORP STRIP	0.000% 10/05/2014 DD 05/05/89	203,000	164,195	189,064
	FINANCING CORP STRIP	ZEROCPN 04/06/2015 DD 10/23/89	5,017,000	3,821,668	4,576,859
	FINANCING CORP STRIP	ZEROCPN 05/02/2017 DD 11/02/91	965,000	662,077	797,148
	FINANCING CORP STRIP	0.000% 09/26/2019 DD 09/26/89	1,160,000	715,244	845,884
	FINANCING CORP STRIP	ZERO CPN DUE 10/06/2017	6,215,000	4,278,530	5,037,444
	FINANCING CORP STRIP	BD DUE 11/30/2017	1,995,000	1,355,662	1,605,357
	FNMA GTD REMIC P/T 01-T11 B	5.503% 09/25/2011 DD 10/01/01	1,420,000	1,459,161	1,461,961
	GE CAPITAL COMMERCIAL MO C1 A2	3.915% 11/10/2038 DD 01/01/04	157,786	158,567	157,712
	GENERAL ELECTRIC CAPITAL CORP	5.875% 01/14/2038 DD 01/14/08	2,335,000	2,230,706	2,423,847
	GENERAL ELECTRIC CAPITAL CORP	4.375% 09/16/2020 DD 09/16/10	1,245,000	1,235,252	1,225,279
	GOLDMAN SACHS GROUP INC/THE	5.500% 11/15/2014 DD 11/15/02	335,000	372,842	362,286
	GOLDMAN SACHS GROUP INC/THE	5.250% 10/15/2013 DD 10/14/03	535,000	579,935	578,988

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PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	1,045,000	1,145,916	1,150,744
	GOLDMAN SACHS GROUP INC/THE	6.250% 09/01/2017 DD 08/30/07	505,000	546,380	557,293
	GREENWICH CAPITAL COMME GG1 A5	4.883% 06/10/2036 DD 05/01/04	968,497	976,555	978,851
	GS MTG SECS 01-ROCK B 144A	6.771% 05/03/2018 DD 06/01/01	1,995,000	2,141,742	2,005,254
	GS MTG SECS CORP 01-ROCK 144A	6.878% 05/03/2018 DD 06/01/01	1,285,000	1,388,571	1,291,721
	HARLEY DAVIDSON 07 3 CL A-4A	5.520% 11/15/2013 DD 08/30/07	553,706	553,645	570,406
	HEWLETT-PACKARD CO	2.200% 12/01/2015 DD 12/02/10	1,030,000	1,029,083	1,014,406
	HSBC FINANCE CORP	6.750% 05/15/2011 DD 05/09/01	1,060,000	1,093,485	1,083,034
	HSBC FINANCE CORP 144A	6.676% 01/15/2021 DD 12/03/10	721,000	644,308	728,412
	HSBC HOLDINGS PLC	6.800% 06/01/2038 DD 05/27/08	370,000	369,197	400,088
	JP MORGAN CHASE COMMER LDP1 A2	4.625% 03/15/2046 DD 03/01/05	538,614	541,288	546,370
	JP MORGAN CHASE COMMERC CBX A3	4.184% 01/12/2037 DD 11/01/04	997,723	974,495	998,920
	JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07	1,800,000	1,760,094	2,010,150
	JPMORGAN CHASE & CO	4.750% 05/01/2013 DD 04/28/08	900,000	966,627	963,576
	JPMORGAN CHASE BANK NA	6.000% 10/01/2017 DD 09/24/07	745,000	799,981	825,877
	KELLOGG CO	4.250% 03/06/2013 DD 03/06/08	880,000	902,290	934,032
	KRAFT FOODS INC	6.500% 08/11/2017 DD 08/13/07	795,000	790,341	925,436
	KRAFT FOODS INC	6.500% 02/09/2040 DD 02/08/10	340,000	336,722	381,014
	KROGER CO/THE	6.400% 08/15/2017 DD 08/15/07	365,000	362,956	419,078
	LOUISIANA PUBLIC FACILI ELL A1	4.500% 02/01/2014 DD 07/29/08	634,513	652,161	642,247
	MASSACHUSETTS MUTUAL LIFE INSU	8.875% 06/01/2039 DD 06/01/09	900,000	998,064	1,204,587
	MASSMUTUAL GLOBAL FUNDING II	3.625% 07/16/2012 DD 07/02/09	610,000	609,524	632,174
	MASSMUTUAL GLOBAL FUNDING II	2.875% 04/21/2014 DD 04/21/10	425,000	423,649	433,305
	METLIFE INC	6.750% 06/01/2016 DD 05/29/09	830,000	828,033	962,767
	METROPOLITAN LIFE GLOBAL FUNDI	5.125% 06/10/2014 DD 06/10/09	815,000	810,892	886,516
	METROPOLITAN LIFE GLOBAL FUNDI	2.500% 09/29/2015 DD 09/29/10	1,060,000	1,059,459	1,044,609
	MIDAMERICAN FUNDING LLC	6.750% 03/01/2011 DD 03/19/01	1,275,000	1,274,235	1,287,470
	MORGAN STANLEY	5.950% 12/28/2017 DD 12/28/07	1,400,000	1,415,405	1,481,256
	MORGAN STANLEY	5.450% 01/09/2017 DD 01/09/07	750,000	769,883	777,765
	MORGAN STANLEY	5.550% 04/27/2017 DD 04/27/07	440,000	455,919	458,392
	MOTIVA ENTERPRISES LLC	5.750% 01/15/2020 DD 01/11/10	505,000	504,010	566,464
	NCUA GUARANTEED NOTES C1 A2	2.900% 10/29/2020 DD 11/10/10	990,000	987,476	962,557
	NEW YORK LIFE GLOBAL FDG 144A	4.650% 05/09/2013 DD 05/09/08	1,075,000	1,073,108	1,156,023
	NEW YORK LIFE GLOBAL FUNDING	3.000% 05/04/2015 DD 05/04/10	1,030,000	1,027,198	1,051,383
	NEWS AMERICA INC	6.150% 03/01/2037 DD 03/02/07	290,000	292,633	302,348
	NEWS AMERICA INC	7.850% 03/01/2039 DD 02/13/09	930,000	926,206	1,157,878
	NIAGARA MOHAWK POWER CORP	3.553% 10/01/2014 DD 09/28/09	1,025,000	1,025,000	1,065,088
	NISSAN AUTO RECEIVABLES O B A4	5.050% 11/17/2014 DD 06/19/08	765,000	764,777	801,483
	NORTHERN TRUST CORP	4.625% 05/01/2014 DD 05/01/09	865,000	865,000	935,177
	NORTHROP GRUMMAN CORP	1.850% 11/15/2015 DD 11/08/10	1,110,000	1,108,568	1,064,279
	NORTHWESTERN MUTUAL LIFE INSUR	6.063% 03/30/2040 DD 03/26/10	850,000	850,000	938,859
	PACIFIC GAS & ELECTRIC CO	4.200% 03/01/2011 DD 03/23/04	900,000	897,660	905,103
	PACIFIC GAS & ELECTRIC CO	5.625% 11/30/2017 DD 12/04/07	950,000	944,851	1,069,520
	PG&E ENERGY RECOVERY FUND 2 A2	5.030% 03/25/2014 DD 11/09/05	278,921	283,707	287,531
	PHILIP MORRIS INTERNATIONAL IN	6.875% 03/17/2014 DD 11/17/08	1,240,000	1,233,949	1,428,864
	PRAXAIR INC	4.625% 03/30/2015 DD 03/07/08	1,475,000	1,472,920	1,605,390
	PRESIDENT AND FELLOWS OF HARVA	5.000% 01/15/2014 DD 12/12/08	1,395,000	1,392,991	1,537,248
	PROCTER & GAMBLE ESOP DEB SR-A	9.360% 01/01/2021 DD 12/04/90	1,246,965	1,583,489	1,565,614
	PSE&G TRANSITION FUNDING 1 A5	6.450% 03/15/2013 DD 01/31/01	270,564	279,939	273,927
	PSE&G TRANSITION FUNDING 1 A6	6.610% 06/15/2015 DD 01/31/01	905,000	1,002,252	981,708
	RAYTHEON CO	6.400% 12/15/2018 DD 06/15/99	650,000	686,842	760,331
	RESOLUTION FDG CORP STRIP	ZEROCPN 01/15/2014 DD 01/15/90	1,045,000	933,519	998,257
	RESOLUTION FDG CORP STRIP	0.000% 01/15/2017 DD 01/15/90	2,815,000	2,078,397	2,372,989
	RESOLUTION FDG CORP STRIP	0.000% 04/15/2015 DD 10/15/89	2,409,000	2,000,951	2,204,765
	RESOLUTION FDG CORP STRIP	0.000% 07/15/2017 DD 01/15/90	1,814,000	1,306,967	1,492,849
	RSB BONDCO LLC A A1	5.470% 10/01/2014 DD 06/29/07	1,972,240	2,019,582	2,064,048
	SEARIVER MARITIME INC	0.000% 09/01/2012 DD 09/01/82	3,035,000	2,562,170	2,919,002
	SHELL INTERNATIONAL FINANCE BV	5.200% 03/22/2017 DD 03/22/07	685,000	737,259	759,576
	SOUTHERN CALIFORNIA EDISON CO	5.750% 03/15/2014 DD 10/15/08	1,215,000	1,208,828	1,356,037
	SOUTHWESTERN ELECTRIC POWER CO	5.875% 03/01/2018 DD 12/04/07	1,765,000	1,758,575	1,900,428
	SPAREBANKEN 1 BOLIGKREDI	1.250% 10/25/2013 DD 10/26/10	1,470,000	1,468,662	1,460,136
	SPECTRA ENERGY CAPITAL LLC	8.000% 10/01/2019 DD 09/28/99	1,000,000	1,159,085	1,218,260
	SSGN 2010-L1A A2	0.000% 10/25/2012 DD 03/16/10	1,740,000	1,665,446	1,693,681
	SUNCOR ENERGY INC	6.100% 06/01/2018 DD 06/06/08	2,095,000	2,092,549	2,408,789
	TELECOM ITALIA CAPITAL SA	4.950% 09/30/2014 DD 09/30/05	1,110,000	999,389	1,137,239
	TELEFONICA EMISIONES SAU	6.221% 07/03/2017 DD 07/02/07	1,740,000	2,031,624	1,871,248
	THERMO FISHER SCIENTIFIC INC	3.250% 11/20/2014 DD 05/20/10	465,000	464,554	478,127
	TIAA GLOBAL MKTS MTN 144A	5.125% 10/10/2012 DD 10/10/07	1,250,000	1,248,688	1,337,875
	TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	1,120,000	1,118,309	1,300,051
	TIME WARNER CABLE INC	7.300% 07/01/2038 DD 06/19/08	400,000	398,824	467,724
	TIME WARNER INC	3.150% 07/15/2015 DD 07/14/10	545,000	544,351	553,731
	TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	1,810,000	1,802,923	1,847,956
	TRAVELERS COS INC/THE	5.750% 12/15/2017 DD 05/29/07	1,030,000	1,027,301	1,145,216

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	TXU ELECTRIC DELIVERY TRA 1 A3	5.290% 05/15/2018 DD 06/07/04	435,000	461,559	486,517
	U S TREASURY BOND	08.875% 08/15/2017 DD 08/15/87	9,440,000	13,421,764	13,112,726
	U S TREASURY BOND	08.750% 08/15/2020 DD 08/15/90	835,000	1,288,814	1,219,751
	U S TREASURY BOND	07.625% 02/15/2025 DD 02/15/95	1,575,000	2,321,905	2,233,555
	U S TREASURY BOND	3.500% 02/15/2039 DD 02/15/09	1,765,000	1,599,310	1,520,936
	U S TREASURY BONDS	3.875% 08/15/2040 DD 08/15/10	7,715,000	7,348,356	7,106,209
	U S TREASURY NOTE	0.750% 05/31/2012 DD 05/31/10	27,705,000	27,867,664	27,837,153
	UNION PACIFIC CORP	5.450% 01/31/2013 DD 08/24/07	1,440,000	1,436,815	1,555,430
	UNITED TECHNOLOGIES CORP	5.375% 12/15/2017 DD 12/07/07	940,000	938,186	1,063,018
	US BANCORP	2.000% 06/14/2013 DD 06/14/10	745,000	744,069	756,108
	US BANCORP	1.125% 10/30/2013 DD 11/02/10	845,000	843,758	834,002
	VIRGINIA ELECTRIC AND POWER CO	5.950% 09/15/2017 DD 09/11/07	1,100,000	1,095,732	1,264,417
	VIRGINIA ELECTRIC AND POWER CO	5.100% 11/30/2012 DD 12/04/07	955,000	954,675	1,026,386
	VOLKSWAGEN AUTO LN 08-1 CL A3	4.500% 07/20/2012 DD 05/09/08	92,615	92,610	93,015
	WACHOVIA BANK NA	4.875% 02/01/2015 DD 01/31/05	1,630,000	1,369,638	1,728,550
	WACHOVIA CORP	4.875% 02/15/2014 DD 02/06/04	300,000	243,000	315,924
	WAL-MART STORES INC	5.250% 09/01/2035 DD 08/31/05	510,000	499,744	513,239
	WAL-MART STORES INC	5.000% 10/25/2040 DD 10/25/10	415,000	408,094	403,073
	WELLS FARGO & CO	4.950% 10/16/2013 DD 10/16/03	1,005,000	968,519	1,076,355
	WELLS FARGO BANK NA	4.750% 02/09/2015 DD 02/07/05	300,000	290,844	318,264
	WESTPAC BANKING CORP	3.000% 12/09/2015 DD 12/09/10	1,690,000	1,688,209	1,686,823
	US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 11	(32)	137,750	137,750
	US 2YR TREAS NTS FUT (CBT)	EXP MAR 11	45	(9,141)	(9,141)
	US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 11	(295)	514,300	514,300
	US TREAS BD FUTURE (CBT)	EXP MAR 11	(84)	303,188	303,188
	US ULTRA BOND (CBT)	EXP MAR 11	51	(134,287)	(134,287)
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		3,248,443	3,248,443
	TOTAL UNDERLYING ASSETS			229,043,071	239,794,529
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(15,031,862)
	CONTRACT VALUE				224,762,668

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-67414) on Form S-8 of our report dated June 21, 2011, appearing in the annual report on Form 11-K of The Dow Chemical Company Employees' Savings Plan as of December 31, 2010 and 2009, and for the year ended December 31, 2010.

Plante & Moran, PLLC

Clinton Township, Michigan
June 21, 2011